Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED DECEMBER 31, 2009

TABLE OF CONTENTS

1:	Core Business	1
2:	Highlights	1
3:	Outlook and Strategy	4
4:	Overview of Financial Results	7
5:	Mines and Development Projects	18
6:	Non-GAAP Measures	32
7:	Liquidity and Capital Resources	37
8:	Capitalization	40
9:	General and Administrative Expenses	41
10:	Foreign Exchange	41
11:	Investments and Investment Income	42
12:	Income Taxes	43
13:	Closure and Reclamation Costs	44
14:	Derivatives	44
15:	Contractual Commitments	46
16:	Contingencies	46
17:	Off-Balance Sheet Arrangements	46
18:	Gold and Copper Markets	46
19:	Mineral Reserve and Mineral Resource Estimates	47
20:	Exploration and Development	49
21:	Risks and Uncertainties	53
22:	Critical Accounting Policies and Estimates	55
23:	IFRS Changeover Plan	59
24:	Recent Accounting Pronouncements	60
25:	Disclosures Controls and Procedures	61

MANAGEMENT’S DISCUSSION AND ANALYSIS OF OPERATIONS AND FINANCIAL CONDITION

(United States Dollars unless otherwise specified, in accordance with Canadian Generally Accepted Accounting Principles (“GAAP”))

A cautionary note regarding forward-looking statements follows this Management’s Discussion and Analysis of Operations and Financial Condition.

1.             CORE BUSINESS

Yamana Gold Inc. (the “Company” or “Yamana”) is a Canadian based gold producer engaged in gold mining and related activities including exploration, extraction, processing and reclamation. The Company has significant properties involved in gold and other precious metal production, development, exploration and land positions throughout the Americas including Brazil, Argentina, Chile and Mexico.

The Company plans to continue to build on its existing production base through existing operating mine expansions and throughput increases, development of new mines, the advancement of its exploration properties and by targeting other gold consolidation opportunities in the Americas.

The Company is listed on the Toronto Stock Exchange (Symbol: YRI), The New York Stock Exchange (Symbol: AUY) and The London Stock Exchange (Symbol: YAU).

2.             HIGHLIGHTS

Financial

Twelve months ended December 31, 2009

•                  Net earnings of $192.6 million or $0.26 basic and diluted earnings per share.

•                  Adjusted Earnings of $346.1 million or $0.47 basic and diluted earnings per share.

For the year ended December 31,
(In millions of United States Dollars)	2009	2008	2007
Net earnings	$192.6	$434.8	$157.3
Mark-to-market on period sales and final price and quantity settlements	—	116.6	—
Non-cash unrealized foreign exchange (gains)/losses	(36.7)	(133.4)	40.4
Non-cash unrealized losses/(gains) on derivatives	112.5	(175.4)	29.1
Non-recurring future income tax adjustments	35.8	—	(2.0)
Proceeds on sale of commodity derivatives	—	(47.0)	—
Write off of mineral interests and other assets	8.3	114.9	17.1
Stock-based and other compensation	23.3	2.6	0.7
Non-controlling interest	—	—	2.0
Future income tax expense/(recovery) on translation of intercompany debt	51.6	(37.2)	14.5
Adjusted Earnings before income tax effects	$387.4	$275.9	$259.1
Income tax effect on adjustments	(41.3)	5.3	(31.5)
Adjusted Earnings (i)	$346.1	$281.2	$227.6
Adjusted Earnings per share (i)	$0.47	$0.41	$0.55

(i)   Non-GAAP measure - see Section 6.

•                  Revenues of $1.2 billion, an increase of 25% over 2008.

•                  Mine operating earnings of $467.5 million, a 31% increase from 2008.

•                  Cash flows from continuing operations after changes in non-cash working capital of $528.0 million and cash flows from continuing operations before changes in non-cash working capital (non-GAAP measure — see Section 6) of $495.6 million, representing increases of 122% and 21%, respectively, compared with 2008.

•                  Cash and cash equivalents at December 31, 2009 were $170.1 million.

Three months ended December 31, 2009

•                  Net earnings of $36.2 million or $0.05 per share basic.

•                  Adjusted Earnings of $100.9 million or $0.14 per share.

For the three months ended December 31,
(In millions of United States Dollars)	2009	2008
Net earnings	$36.2	$179.4
Mark-to-market on period sales and final price and quantity settlements	—	78.3
Non-cash unrealized foreign exchange losses/(gains)	20.3	(130.6)
Non-cash unrealized losses/(gains) on derivatives	9.7	(139.0)
Non-recurring future income tax adjustment	15.2	—
Proceeds on sale of commodity derivatives	—	(47.0)
Write off of mineral interests and other assets	8.3	81.1
Stock-based and other compensation	15.4	—
Future income tax expense/(recovery) on translation of intercompany debt	1.6	(24.3)
Adjusted Earnings before income tax effects	106.7	(2.1)
Income tax effect of adjustments	(5.8)	14.5
Adjusted Earnings (i)	$100.9	$12.4
Adjusted Earnings per share (i)	$0.14	$0.02

(i)   Non-GAAP measure — see Section 6.

•                  Revenues of $399.8 million, more than 300% higher than the same quarter of 2008.

•                  Cash flows from continuing operations after changes in non-cash working capital of $211.2 million and cash flows from continuing operations before changes in non-cash working capital of $155.2 million, representing increases of 165% and 346%, respectively, from the fourth quarter of 2008.

•                  Mine operating earnings of $184.3 million compared to losses of $59.1 million in the fourth quarter of 2008.

•                  Increase of revolving credit facility capacity to $680 million from $500 million and issuance of senior debt securities of $270 million with total proceeds of $537.6 million offset by repayment of term-loans totaling $533.6 million in December.

Operational

Twelve months ended December 31, 2009

•                  Production from continuing operations of 1,025,677 GEO including production of 44,830 GEO from commissioning mines.

•                  Production from continuing operations was 19.4% higher than production from continuing operations of 2008.

•                  Commercial production from continuing operations of wholly owned mines are as follows:

For the year ended December 31,
(In GEO)	2009	2008
Chapada	156,251	150,037
El Peñón	394,400	407,944
Jacobina	110,515	73,240
Gualcamayo	98,641	—
Minera Florida	91,877	64,617
Fazenda Brasileiro	76,413	96,092

•                  Commercial gold production from continuing operations of 790,435 ounces and silver production of 10.5 million ounces. Silver is treated as a gold equivalent for which the Company applies an average long-term historical gold to silver ratio of 55:1 in the calculation of GEO and uses this solely for period-over-period comparative purposes.

•                  Year-over-year increase in commercial production from continuing operations of wholly owned mines was 17%, highlighted by increases at Chapada, Jacobina and Minera Florida of 4%, 51% and 42% respectively, compared with 2008.

•                  Production of 98,641 ounces of gold at Gualcamayo during the first six months of commercial production since completion of commissioning on July 1, 2009, exceeded the 2009 commercial production target of 75,000 ounces of gold by more than 30%; including commissioning production, total production at Gualcamayo was 143,471 ounces of gold in 2009.

•                  Co-product cash costs from continuing operations of $357, compared with $352 in 2008, with co-product costs from wholly-owned mine as follows:

For the year ended December 31,
(In $ per GEO)	2009	2008
Chapada	$258	$337
El Peñón	$353	$308
Jacobina	$476	$411
Gualcamayo	$301	n/a
Minera Florida	$373	$398
Fazenda Brasileiro	$453	$423

•                  Compared with 2008, co-product cash costs declined at Chapada by $79 per GEO and Minera Florida by $25 per GEO, or decreases of 23% and 6% respectively, offset by increases at El Peñón by $45 per GEO, Jacobina by $65 per GEO and Fazenda Brasileiro by $30 per GEO, or 15%, 16% and 7% respectively.

•                  Co-product cash costs per pound of copper at Chapada of $0.99 per pound on production of 144.0 million pounds of copper contained in concentrate.

•                  By-product cash costs of $123 per GEO from continuing operations.

Three months ended December 31, 2009

•                  Production from continuing operations of 289,456 GEO, a 32.7% increase from the same quarter of 2008; production from discontinued operations of 35,796 GEO.

•                  Commercial gold production from continuing operations of 238,438 ounces and silver production of 2.8 million ounces.

•                  Production contributions from continuing operations of wholly owned mines are as follows:

For the three months ended December 31,
(In GEO)	2009	2008
Chapada	42,216	35,263
El Peñón	109,979	97,944
Jacobina	24,866	23,439
Gualcamayo	59,118	—
Minera Florida	24,198	16,366
Fazenda Brasileiro	17,535	24,143

•                  Quarterly production increases at Chapada, El Peñón, Minera Florida and Jacobina of 20%, 12%, 48% and 6% respectively, compared with the fourth quarter of 2008.

•                  Continued improvement and grade reconciliation at El Peñón with production increasing to 109,979 GEO, the fourth consecutive quarterly increase since the first quarter of 2009.

•                  Production from the new Gualcamayo Mine of 59,118 ounces of gold.

•                  Co-product cash costs from continuing operations, excluding Alumbrera, of $369 per GEO, compared with $368 in the fourth quarter of 2008, with co-product costs from each mine as follows:

For the three months ended December 31,
(In $ per GEO)	2009	2008
Chapada	$230	$293
El Peñón	$382	$332
Jacobina	$597	$573
Gualcamayo	$290	n/a
Minera Florida	$365	$463
Fazenda Brasileiro	$577	$360

•                  Compared with the same quarter of 2008, co-product cash costs declined at Chapada by $63 per GEO and Minera Florida by $98 per GEO, or decreases of 22% and 21% respectively.

•                  Co-product cash costs per pound of copper at Chapada of $1.05 on production of 37.0 million pounds of copper contained in concentrate.

•                  By-product cash cost of $38 per GEO from continuing operations.

•                  El Peñón began the transition to owner-mining in the quarter.

Development and Exploration

•                  Construction decision was formalized for the development of the Ernesto/Pau-a-Pique project, which is expected to contribute an average annual production of approximately 100,000 ounces of gold during an initial mine life of seven years.

•                  Continued advancement of the Agua Rica project, with completion of the first of several studies evaluating certain optimization initiatives, indicates potential for substantial upside to the project. A formal construction decision is expected before the end of 2011.

•                  New gold mineralized zones with favourable results discovered in near-mine exploration:

•                  Lagoa do Gato at Fazenda Brasileiro traces along strike for 1,200 metres and open in all directions with three separate gold mineralized zones exhibiting substantially higher grade than the current mineral reserve grade at Fazenda Brasileiro.

•                  Lagartixa at Jacobina, which is the displaced northern continuation of the Canavieiras deposit, exhibits substantially higher grade than the current mineral reserve grade at Jacobina.

•                  Salamanca at Gualcamayo — drilling has delineated mineralization along a strike length of at least 250 metres which is still open along strike.

•                  Suruca at Chapada traces along strike by at least 500 metres and average thickness of 70 metres.

•                  Two new vein deposits, Centenario and Polvorin, discovered at Minera Florida are located near current mine infrastructure.

•                  Continued drilling at QDD Lower West at Gualcamayo is expected to increase mineral reserves; a feasibility study is expected in the second half of 2010 to evaluate the possibility of accelerating production.

•                  Positive drill results confirmed and extended the Jordino deposit at Pilar and continue to show positive drill intercepts between 100 and 300 metres down dip from the mineral resource update provided in April 2009. Efforts continue toward an updated mineral resource estimate and basic engineering, followed by a feasibility study.

3.             OUTLOOK AND STRATEGY

The Company remains committed to sustainability, growth, low cash costs and stability of jurisdictions. Its objective has been to create predictability and reliability in its operations with a sustainable production platform of approximately 1.1 million gold equivalent ounces (“GEO”).

The Company’s outlook continues to focus on its core assets, preserving capital, maximizing cash balances and maintaining maximum flexibility across its various interests including its development stage and near development stage projects. The Company continues to be committed to prudent and disciplined growth and will continue to improve the value and returns of its various projects. It will also continue to focus on containing costs and ensuring effective management of capital expenditures.

The Company’s well defined development stage and exploration projects, in addition to further value-enhancing opportunities, provides Yamana with a superior organic growth profile and value proposition.

Production from continuing operations is expected to be in the range of 1,030,000 to 1,145,000 GEO in 2010 and 1,045,000 to 1,150,000 GEO in 2011, representing an overall increase of up to 12% in production from continuing operations in 2009. Growth is expected to ramp up substantially in 2012 to approximately 1.3 million GEO as four development stage projects including C1 Santa Luz, Mercedes, the Minera Florida tailing project and Ernesto/Pau-a-Pique, where construction decisions have already been made, are expected to begin production. By 2013, production is expected to reach the level of 1.5 million GEO, which represents a 46% increase in production from the 2009 level, not including any contribution to production from projects now under evaluation. Copper production is expected to be in the range of 150 million to 160 million pounds in 2010 and 135 million to 145 million pounds in 2011.

Additional production growth is expected from development projects currently under evaluation such as QDD Lower West, Pilar and Caiamar which would bring the Company to a target production level of 1.7 million GEO. Exploration discoveries and robust value enhancing projects such as Agua Rica would contribute to longer term production growth.

The Company continues to increase the value of Agua Rica and has completed the first of several studies evaluating certain optimization initiatives over and above the evaluation of the project based on the 2006 feasibility study, all of which are expected to have a material positive impact on the project. A full update to the 2006 feasibility study, which would include the recently completed optimization initiatives, the additional initiatives under review and definitive mineral reserve and production estimates, will be provided as the Company continues to work toward a formal construction decision expected before the end of 2011.

The Company remains focused on exploration through identifying and acquiring the best exploration properties in the Americas, developing a pool of talented geoscientists and replacing ounces at current operations.

A summary of the Company’s development stage projects is provided below:

	Status	Expected Initial Annual Contribution	Expected Start-date

C1 Santa Luz (i)	Construction decision made	130,000 gold ounces	Mid-2012

Mercedes	Construction decision made	120,000 GEO	Late-2012

Ernesto/Pau-a-Pique (i)	Construction decision made	120,000 gold ounces	Late-2012

Minera Florida	Construction decision made	40,000 GEO	Early 2012

Pilar/Caiamar	Pilar feasibility study underway	Over 100,000 gold ounces	Pending

Gualcamayo - QDD Lower West	Updated feasibility study expected in second half of 2010	90,000 gold ounces	Pending

Agua Rica (ii)	Update to the 2006 feasibility underway	154,000 GEO 365 million pounds of copper	Pending

(i)          In the first two full years of production at C1 Santa Luz, average annual production is expected to exceed 130,000 ounces and at Ernesto/Pau-a-Pique average annual production is expected to be approximately 120,000 ounces which would accelerate pay-back. Annual production over the life of mine for C1 Santa Luz is expected to be 104,000 ounces of gold and 100,000 ounces of gold at Ernesto/Pau-a-Pique.

(ii)      In the first ten full years of production at Agua Rica, average annual production is expected to be approximately 154,000 GEO and 365 million pounds of copper. Production over the life of mine is expected to be 136,000 GEO and 282 million pounds of copper.

Gold production is expected to increase while change in copper and zinc production is expected to be modest and as such the impact of the by-product credit is reduced on a per ounce basis with increasing gold production.

Cash costs are reported annually and are expected to vary from quarter to quarter. Cash costs are also impacted by inflation year-over-year. For 2010 and 2011, the range of co-product and by product cash costs expected is as follows:

Co-Product Cash Cost Estimates (per GEO) (i)	2010E	2011E
Chapada	$280 - $300	$320 - $350
El Peñón	$350 - $390	$340 - $360
Gualcamayo	$340 - $380	$350 - $390
Jacobina	$500 - $525	$500 - $550
Minera Florida	$350 - $390	$340 - $370
Fazenda Brasileiro	$500 - $550	$500 - $550
Co-product cash cost per GEO	$360 - $400	$370 - $400

Co-product cash cost per pound of copper	$1.00 - $1.10	$1.10 - $1.20
By-product cash cost per GEO	Below $200	Below $200

(i)          Excluding cash cost estimates for Alumbrera.

Co-product cash costs (a non-GAAP measure — see Section 6) were estimated using the following copper prices and exchange rates:

	2010	2011
Copper (US$/lb)	2.75	2.75

Brazil - Reais/US$	1.80	1.80
Argentina — Pesos/US$	4.00	4.25
Chile — Pesos/US$	500.00	500.00

The production and cash cost guidance above is in line with previous guidance issued by the Company.

Cash costs are reported on a gold equivalent ounce and on a by-product basis (a non-GAAP measure — see Section 6) apply zinc and copper net revenue as a credit to the cost of gold production and as such the by-product gold equivalent ounce cash costs are impacted by realized zinc and copper prices. Gold equivalent ounce is determined by converting silver production to its gold equivalent using relative gold/silver metal prices and adding the converted silver production expressed in gold ounces to the ounces of gold production.

In an effort to reduce volatility in cost structures due to fluctuating currency exchange rates, the Company has hedged approximately 65% of its local operating currency exposure at three of its mines of continuing operations in Brazil. A total of approximately 751.5 million Reais is now hedged for the next 2 years at an average rate of approximately 2.157 Reais to the United States Dollar. In Chile, given the strong correlation between the Chilean Peso and copper prices, rising copper prices serve as a natural hedge to a strengthening in the currency.

Capital expenditures for 2010 and 2011 are expected to be approximately $515 million and $455 million, respectively. This includes the capitalized portion of exploration and sustaining capital of approximately $230 million in 2010 which includes the purchase of machinery and equipment as the Company transitions to owner-mining at El Peñón. Sustaining capital expenditures in 2011 are expected to be $155 million which does not include expenditures on development areas for which the Company has not yet made a construction decision. The majority of the expansionary capital costs for the two years are allocated to the development of the Company’s growth projects, C1 Santa Luz, Mercedes, the Minera Florida tailings project and Ernesto/Pau-a-Pique, all of which are expected to begin production in 2012.

Exploration expenditures in 2010 are expected to be between $75 million to $80 million, with approximately half of the amount being capitalized. The Company’s 2010 exploration program will focus on increasing mineral reserves and mineral resources while continuing with the near-mine exploration program and its efforts to look for new opportunities and on the ground purchases elsewhere in the Americas.

With approximately $600 million of available cash and immediate and undrawn credit available in addition to expected robust cash flows, the Company is fully funded for its growth.

To provide additional funding and flexibility to execute on the next growth phase and reduce overall debt exposure, in December 2009, the Company arranged to increase its revolving credit facility capacity to $680 million from $500 million and closed a $270 million senior debt securities offering. The proceeds from the senior debt securities were used to repay the Company’s existing term loan and reduce outstanding amounts under its revolving line of credit.

4.             OVERVIEW OF FINANCIAL RESULTS

ANNUAL FINANCIAL REVIEW

•                  Earnings from continuing operations of $211.8 million or $0.29 basic and diluted earnings per share. Net earnings of $192.6 million or $0.26 basic and diluted earnings per share.

•                  Adjusted Earnings (non-GAAP measure — see Section 6) of $346.1 million or $0.47 per share.

•                  Revenues of $1,183.3 million, an increase of 25% over 2008.

•                  Mine operating earnings of $467.5 million, an increase of approximately 31% over 2008.

•                  Foreign exchange gains of $74.5 million.

•                  Cash flows from continuing operations before changes in non-cash working capital (a non-GAAP measure) of $495.6 million and cash flows from continuing operations after changes in non-cash working capital of $528.0 million for the year.

•                  Cash and cash equivalents at the end of the year of $170.1 million.

•                  Total capital expenditures were $498.8 million.

•                  Non-cash unrealized loss on derivatives, principally from copper derivatives, of $105.4 million, and realized gain on derivatives of $18.7 million.

The table below represents selected financial data for the Company’s three most recently completed fiscal years as presented in the audited consolidated financial statements (i):

(in thousands of United States Dollars)	2009	2008	2007

Financial results
Revenues (ii)	$1,183,314	$949,362	$639,365
Mine operating earnings	$467,498	$357,986	$356,636
Earnings from continuing operations	$211,771	$479,357	$132,963
Net Earnings for the year	$192,631	$434,772	$157,245
Adjusted Earnings (iv)	$346,131	$281,220	$227,603
Cash flows from operating activities of continuing operations	$528,026	$237,414	$242,873
Cash flows from operating activities of continuing operations (before changes in non-cash working capital items) (iv)	$495,619	$411,200	$244,332
Cash flows to investing activities of continuing operations	$(469,916)	$(469,578)	$(648,697)
Cash flows (to) from financing activities of continuing operations	$(64,957)	$131,579	$614,344

Per share financial results
Earnings per share from continuing operations
Basic	$0.29	$0.69	$0.32
Diluted	$0.29	$0.68	$0.31

Net Earnings per share
Basic	$0.26	$0.63	$0.38
Diluted	$0.26	$0.62	$0.36

Adjusted Earnings per share
Basic	$0.47	$0.41	$0.55
Diluted	$0.47	$0.40	$0.53

Financial position
Cash and cash equivalents	$170,070	$167,765	$283,646
Total assets	$9,707,260	$9,337,355	$9,895,924
Total long-term liabilities	$2,589,460	$2,419,640	$3,469,659

Production
Commercial GEO - continuing operations (v)	980,847	859,202	441,002
Commissioning GEO produced - continuing operations (iii)	44,830	—	—
GEO - discontinued operations (i)	175,338	123,695	156,302
Total GEO produced	1,201,015	982,897	597,304
Commercial GEO - continuing operations excluding 12.5% equity interest in Alumbrera (v)	928,097	796,152	576,908
Co-product cash costs per GEO produced - continuing operations, including 12.5% equity interest in Alumbrera (iv) (v)	$357	$352	$311
Chapada concentrate production (tonnes)	248,940	244,301	201,339
Chapada copper contained in concentrate production (millions of lbs)	144.0	139.3	122.9
Chapada co-product cash costs per lb of copper	$0.99	$1.02	$0.72
Alumbrera (12.5% interest) attributable copper contained in concentrate production (millions of lbs)	39.4	43.2	11.4
Alumbrera co-product cash costs per lb of copper (iii)	$1.49	$1.69	1.42
Alumbrera (12.5% interest) concentrate production (tonnes)	68,868	68,281	20,254

Gold Equivalent Ounces Breakdown - Continuing Operations
Total gold ounces produced	835,265	668,876	406,438
Commercial gold ounces produced	790,435	668,876	406,438
Silver ounces produced (millions of ounces)	10.5	10.2	1.9

Sales
Commercial gold sales - continuing operations (ounces)	769,636	657,478	398,720
Commissioning gold sales - continuing operations (ounces)	41,298	—	—
Gold sales - discountinued operations (ounces)	164,651	123,542	158,364
Total gold sales (ounces)	975,585	781,020	557,084
Commercial gold sales - continuing operations excluding Alumbrera (ounces)	717,018	596,159	374,167
Chapada payable copper contained in concentrate sales (millions of lbs)	137.4	131.9	117.0
Chapada concentrate sales (tonnes)	261,841	241,341	201,248
Silver sales (millions of ounces)	10.5	9.8	1.8
Average realized gold price per ounce (ii)	$980	$871	$707
Average realized copper price per pound (excluding derivative contracts) (ii)	$2.44	$3.17	$3.32
Average realized silver price per ounce (ii)	$14.89	$15.18	$14.14

(i)          Results of San Andrés, São Vicente and São Francisco mines have been reclassified as discontinued operations (in accordance with GAAP) with restatement of prior period comparatives.

(ii)      Revenues consist of sales net of sales taxes. Revenue per ounce data is calculated based on gross sales. Realized prices reflect continuing operations.

(iii)  Including commissioning gold ounces from Gualcamayo produced or sold.

(iv)    A cautionary note regarding non-GAAP measures is included in Section 6 of this Management’s Discussion and Analysis of Operations and Financial Condition.

(v)        Silver production is treated as a gold equivalent. Gold equivalent ounce calculations are based on an assumed gold to silver ratio (55:1) which is a long-term historical average of prices and is used and presented solely for period-over-period comparative purposes only.

The following table presents a summarized Statement of Operations for the Company’s most recently completed fiscal years (i):

(in thousands of United States Dollars)	2009	2008	2007

Revenues	$1,183,314	$949,362	$639,365
Cost of sales excluding depletion, depreciation and amortization	(479,847)	(413,635)	(222,408)
Depletion, depreciation and amortization	(233,687)	(175,907)	(58,936)
Accretion of asset retirement obligations	(2,282)	(1,834)	(1,385)
Mine operating earnings	467,498	357,986	356,636

Expenses
General and administrative	(101,357)	(68,686)	(66,231)
Exploration	(20,438)	(17,372)	—
Other	(3,870)	(8,925)	702
Operating earnings	341,833	263,003	291,107
Other business expenses	(12,322)	(71,771)	(9,572)
Foreign exchange gain/(loss)	74,515	131,921	(42,313)
Realized gain/(loss) on derivatives	18,659	(10,048)	(17,082)
Unrealized/(loss) gain on derivatives	(105,428)	166,216	(28,391)
Earnings from continuing operations before income taxes, equity earnings and non-controlling interest	317,257	479,321	193,749
Income tax expense	(136,559)	(25,727)	(62,589)
Equity earnings from Minera Alumbrera	31,073	25,763	3,820
Non-controlling interest	—	—	(2,017)
Earnings from continuing operations	211,771	479,357	132,963
(Loss)/Earnings from discontinued operations (i)	(19,140)	(44,585)	24,282
Net earnings	$192,631	$434,772	$157,245

Earnings Adjustments (iii):
Mark-to-market on prior period sales and price and quantity settlements	—	116,631	—
Non-cash unrealized foreign exchange (gains)/losses	(36,672)	(133,353)	40,385
Non-cash unrealized losses/(gains) on derivatives	112,519	(175,408)	29,068
Non-recurring future income tax adjustments (ii)	35,826	—	(1,951)
Proceeds on sale of commodity derivatives	—	(47,000)	—
Write off of mineral interests and other assets	8,301	114,861	17,143
Stock-based and other compensation	23,275	2,648	726
Non-controlling interest	—	—	2,017
Future income tax expense/(recovery) on transaction of intercompany debt	51,578	(37,243)	14,478
Adjusted Earnings before income tax effects	387,458	275,908	259,111
Income tax effect of adjustments	(41,327)	5,312	(31,508)
Adjusted Earnings (iii)	346,131	281,220	227,603
Basic earnings per share from continuing operations	$0.29	$0.69	$0.32
Basic earnings per share	$0.26	$0.63	$0.38
Adjusted Earnings per share (iii)	$0.47	$0.41	$0.55

(i)          Results of San Andrés, São Vicente and São Francisco mines have been reclassified as discontinued operations (in accordance with GAAP) with restatement of prior period comparatives.

(ii)      Non-recurring and non-cash tax adjustments on the revaluation of future income tax liabilities related to the excess purchase price of the Meridian Gold Inc. acquisition in respect to the mineral interests in Chile and a write-off of future income tax assets relating to discontinued operations.

(iii)  A cautionary note regarding non-GAAP measures is included in Section 6 providing a discussion on Adjusted Earnings and its definition. Adjusted Earnings or Loss and Adjusted Earnings or Loss per share are calculated as net earnings excluding (a) stock-based compensation, (b) foreign exchange (gains)/losses, (c) unrealized/(gains) losses on commodity derivative, (d) impairment losses, (e) future income tax expense/(recovery) on the translation of foreign currency inter-corporate debt, (f) write-down of investments and other assets and any other non-recurring adjustments. Non-recurring adjustments from unusual events or circumstances are reviewed from time to time based on materiality and the nature of the event or circumstance. Earnings adjustments reflect both continuing and discontinued operations.

The Company strived to maintain its strategic objectives and commitment to sustainability, growth and low cash costs amid the economic crisis that started to peak at the beginning of the year. As a result of the downturn of the world economy, demand for most metals fell and prices declined with significant adverse effect on the industry in the first two quarters. Prices for gold began to rebound quickly and prices for copper followed in the third quarter of the year but never reached the level of average prices of 2008.

Adjusted Earnings were $346.1 million or $0.47 per share for the year compared with Adjusted Earnings of $281.2 million or $0.41 per share for 2008 (2007 - $227.6 million or $0.55 per share). Higher adjusted earnings for 2009 were mainly due to increased revenues as a result of more favourable realized gold prices, increased foreign exchange gains and realized gains on derivatives, partly offset by higher cash costs, depreciation, depletion and amortization expenses, and adjusted income tax expenses.

Earnings from continuing operations for the year were $211.8 million compared with $479.4 million in 2008 (2007 - $133.0 million) mainly as a result of lower copper prices, unfavourable year-over-year variances from unrealized losses on derivatives, decrease in foreign exchange gain and increase in income taxes. Net earnings for the year were $192.6 million compared with net earnings of $434.8 million in 2008 (2007 - $157.2 million). Basic earnings from continuing operations per share were $0.29 and basic net earnings per share were $0.26, compared with $0.69 per share and $0.63 per share, respectively, for 2008 (2007 — $0.32 per share and $0.38 per share, respectively).

Higher mine operating earnings of $467.5 million for the year, compared with $358.0 million in 2008, represented a 31% increase from 2008. Year-over-year, revenues increased by 25% while cash costs only went up by 16%.

Increase in revenues was mainly due to increased production of gold, copper and silver; and a higher average price of gold was partly offset by a lower average price of copper in 2009 compared with 2008. While the average realized price for gold increased by 13%, the average realized price of copper for the year was 23% lower than the average realized price in 2008. Ounces of gold and silver sales from continuing operations increased year-over-year by approximately 17% and 7%, respectively.

Gross revenues for the year were derived from the sale of 769,636 ounces of gold, 10.5 million ounces of silver and 137.4 million pounds of copper from continuing operations. This compares with gross revenues for 2008 from sale of 657,478 ounces of gold (2007 — 398,720 ounces), 9.8 million ounces of silver (2007 — 1.8 million ounces) and 131.9 million pounds of copper (2007 — 117.0 million pounds) from continuing operations. Higher production volumes were due to the gold ounces contribution of Gualcamayo, which was commissioned on July 1, 2009, and increased production of gold at Chapada, Jacobina and Minera Florida, partly offset by decreased production at El Peñón and Fazenda Brasiliero and increased copper production at Chapada in 2009.

The gross margin for the year as a percentage of revenues was 59% compared with 56% of 2008. Significant contributors to the increase in margin were the Chapada, Jacobina, Fazenda Brasiliero and Minera Florida mines as a result of the Company’s continued focus on cost control measures. The new Gualcamayo mine, in its first six months of commercial production, with an average 64% gross margin, also contributed to the overall performance.

The average prices of gold, copper and silver for the year of 2009 and 2008 are summarized below:

	Realized Prices (i)		Market Prices
For the twelve months ended December 31,	2009	2008	2009	2008
Gold (per oz.)	$980	$871	$974	$872
Copper (per lb.)	$2.44	$3.17	$2.34	$3.16
Silver (per oz.)	$14.89	$15.18	$14.70	$14.97

(i)  Realized prices based on gross sales compared to market prices for metals may vary due to infrequent shipments and depending on timing of the sales. Realized prices reflect continuing operations.

Depletion, depreciation and amortization (“DDA”) expense of continuing operations for the year was $233.7 million compared with $175.9 million in the 2008. Increase in DDA was mainly due to the additional DDA related to Gualcamayo being commissioned into commercial production and the completion of various expansionary projects. Average DDA of $238 per GEO sold for the year compared with $200 per GEO sold in 2008. Average DDA was $0.13 per pound of copper sold in the year compared with $0.15 per pound of copper sold in 2008.

General and administrative expenses were $101.4 million for the year, compared with $68.7 million in 2008 (2007 - $66.2 million) mainly due to general and administrative expenses at Gualcamayo that were previously capitalized during the construction phase and employee related compensation including non-cash stock-based compensation.

Exploration expenses were $20.4 million for the year, compared with $17.3 million in 2008.

Other business expenses of $12.4 million compared with expenses of $71.8 million in 2008 were mainly due to capitalization of borrowing costs related to the assets under construction and the absence of the write-down of several investment assets for a total of $37.3 million in 2008.

Foreign exchange gain was $74.5 million compared to a gain of $131.9 million in 2008. The reduction in exchange gain was the result of the weakening United States Dollar in the fourth quarter of 2009 compared to the fourth quarter of 2008 in the currencies in which the Company’s mines operate.

The Company recorded equity earnings from its 12.5% interest in Alumbrera of $31.1 million for the year, compared with $25.8 million attributable to the Company in 2008. During the year, the Company received a total of $51.5 million of cash distribution from Alumbrera compared to $34.0 million received in 2008.

Cash and cash equivalents as at December 31, 2009 were $170.1 million compared to $167.8 million as at December 31, 2008. The cash inflows from operating activities of continuing operations after changes in non-cash working capital were $528.0 million for the current year.

In 2009, the Company declared cash dividends of $0.04 per share or $0.01 a share per quarter (2008 - $0.10 per share; 2007 - $0.04 per share).

QUARTERLY FINANCIAL REVIEW

•                  Earnings from continuing operations of $53.5 million or $0.07 basic and diluted earnings per share. Net earnings of $36.2 million or $0.05 basic and diluted earnings per share.

•                  Adjusted earnings were $100.9 million or $0.14 basic and diluted earnings per share.

•                  Revenues of $399.8 million, up 355% from the fourth quarter of 2008.

•                  Mine operating earnings of $184.3 million.

•                  Foreign exchange loss of $13.3 million compared with gain of $131.4 million in the fourth quarter of 2008 highlighting the fourth quarter appreciation of Latin American currencies against the United States Dollar.

•                  Cash flows from continuing operations after changes in non-cash working capital of $211.2 million compared with $79.8 million in the fourth quarter in 2008.

•                  Capital expenditures of $138.8 million for the quarter.

•                  Unrealized loss on derivatives of $8.5 million, principally from the interest-rate swap as the result of the termination of a previous interest-rate hedge; the same interest-rate swap has been re-designated to a new interest-rate hedge.

The table below presents selected quarterly financial and operating data (i):

(in thousands of United States Dollars)	December 31, 2009	September 30, 2009	June 30, 2009	March 31, 2009

Financial results
Revenues (ii)	$399,825	$333,179	$236,710	$213,600
Mine operating earnings	$184,341	$136,419	$81,558	$65,180
Earnings from continuing operations	$53,458	$54,446	$21,400	$82,466
Net Earnings for the period	$36,175	$60,823	$9,641	$85,993
Adjusted Earnings (iv)	$100,863	$84,682	$95,558	$65,027

Cash flows from operating activities of continuing operations	$211,206	$144,249	$115,824	$56,747
Cash flows from operating activities of continuing operations (before changes in non-cash working capital items) (iv)	$155,225	$167,741	$104,635	$68,018
Cash flows to investing activities of continuing operations	$(90,532)	$(152,160)	$(123,001)	$(104,223)
Cash flows (to)/from financing activities of continuing operations	$(10,578)	$(28,212)	$2,559	$(28,726)

Per share financial results
Earnings per share from continuing operations
Basic	$0.07	$0.07	$0.04	$0.11
Diluted	$0.07	$0.07	$0.04	$0.11

Earnings per share
Basic	$0.05	$0.08	$0.01	$0.12
Diluted	$0.05	$0.08	$0.01	$0.12

Adjusted Earnings per share
Basic	$0.14	$0.12	$0.13	$0.08
Diluted	$0.14	$0.12	$0.13	$0.09

Financial Position
Cash and cash equivalents	$170,070	$97,498	$93,102	$91,816
Total assets	$9,707,260	$9,550,270	$9,421,659	$9,323,552
Total long-term liabilities	$2,589,460	$2,445,613	$2,368,298	$2,347,353

Production
Commercial GEO - continuing operations (v)	289,456	269,191	217,162	205,038
Commissioning GEO produced - continuing operations (iii)	—	—	24,347	20,483
GEO - discontinued operations (i)	35,796	45,516	48,065	45,961
Total GEO produced	325,252	314,707	289,574	271,482
Commercial GEO - continuing operations excluding 12.5% equity interest in Alumbrera (v)	277,912	259,359	201,533	189,293

Co-product cash costs per GEO produced -continuing operations, including 12.5% equity interest in Alumbrera (iv)(v)	$366	$350	$362	$347

Chapada copper contained in concentrate production (millions of lbs)	37.0	36.3	35.6	35.0
Chapada co-product cash costs per pound of copper	$1.05	$1.07	$0.91	$0.93

Gold Equivalent Ounces Breakdown - Continuing Operations
Total gold ounces produced	238,438	216,273	196,096	184,458
Commercial gold ounces produced	238,438	216,273	171,749	163,975
Silver ounces produced (millions of ounces)	2.8	2.9	2.5	2.3

Sales
Commercial gold sales - continuing operations (ounces)	232,923	215,138	161,388	160,187
Commissioning gold sales (ounces)	—	—	24,698	16,600
Gold sales - discontinued operations (ounces)	35,941	40,601	44,187	43,922
Total gold sales (ounces)	268,864	255,739	230,273	220,709
Commercial gold sales - continuing operations excluding Alumbrera (ounces)	222,008	203,947	145,695	145,368

Chapada payable copper contained in concentrate sales (millions of lbs)	34.6	36.2	34.2	32.4
Silver sales (millions of ounces)	2.9	2.8	2.4	2.4
Average realized gold price per ounce (ii)	$1,095	$962	$922	$906
Average realized copper price per pound (excluding derivative contracts) (ii)	$3.18	$2.74	$2.06	$1.53
Average realized silver price per ounce (ii)	$17.47	$14.97	$14.03	$12.59

(in thousands of United States Dollars)	December 31, 2008	September 30, 2008	June 30, 2008	March 31, 2008

Financial results
Revenues (ii)	$87,831	$221,620	$313,081	$326,830
Mine operating earnings	$(59,056)	$57,960	$170,496	$188,586
Earnings from continuing operations	$219,974	$163,479	$38,239	$57,665
Net earnings for the period	$179,367	$150,200	$42,086	$63,119
Adjusted Earnings (iv)	$12,350	$31,503	$102,702	$134,665
Cash flows from operating activities of continuing operations	$79,769	$56,654	$107,471	$(6,480)
Cash flows from operating activities of continuing operations (before changes in non-cash working capital items) (iv)	$34,801	$100,319	$177,165	$98,915
Cash flows to investing activities of continuing operations	$(122,968)	$(110,498)	$(128,966)	$(107,147)
Cash flows (to) from financing activities of continuing operations	$93,754	$(53,897)	$47,662	$44,060

Per share financial results
Earnings per share from continuing operations
Basic	$0.31	$0.23	$0.06	$0.09
Diluted	$0.31	$0.23	$0.05	$0.08

Earnings per share
Basic	$0.25	$0.21	$0.06	$0.09
Diluted	$0.25	$0.21	$0.06	$0.09

Adjusted Earnings per share
Basic	$0.02	$0.05	$0.15	$0.20
Diluted	$0.02	$0.04	$0.15	$0.19

Financial Position
Cash and cash equivalents	$167,765	$125,635	$238,377	$213,916
Total assets	$9,337,353	$9,222,513	$10,151,232	$9,929,098
Total long-term liabilities	$2,419,639	$2,616,938	$3,588,874	$3,499,390

Production
Commercial GEO - continuing operations (v)	218,069	205,521	228,210	207,402
GEO - discontinued operations (i)	36,705	29,885	29,288	27,817
Total GEO produced	254,774	235,406	257,498	235,219
Commercial GEO - continuing operations excluding 12.5% equity interest in Alumbrera (v)	197,155	194,060	214,588	190,349

Co-product cash costs per GEO produced -continuing operations, including 12.5% equity interest in Alumbrera (iv)(v)	$364	$417	$292	$340

Chapada copper contained in concentrate production(millions of lbs)	36.8	34.9	36.6	31.0
Chapada co-product cash costs per pound of copper	$0.90	$1.19	$0.98	$1.02

Gold Equivalent Ounces Breakdown - Continuing Operations
Total gold ounces produced	173,915	159,891	173,769	161,301
Silver ounces produced (millions of ounces)	2.4	2.5	2.8	2.5

Sales
Commercial gold sales - continuing operations (ounces)	152,634	154,962	180,703	169,179
Gold sales - discountinued operations (ounces)	34,018	30,419	27,133	31,972
Total gold sales (ounces)	186,652	185,381	207,836	201,151

Commercial gold sales - continuing operations excluding Alumbrera (ounces)	131,991	142,923	166,017	155,228

Chapada payable copper contained in concentrate sales (millions of lbs)	30.1	33.4	35.2	33.2
Silver sales (millions of ounces)	2.2	2.3	2.9	2.4
Average realized gold price per ounce (ii)	$789	$861	$893	$937
Average realized copper price per pound (excluding derivative contracts) (ii)	$1.59	$3.45	$3.81	$3.64
Average realized silver price per ounce (ii)	$10.20	$14.56	$17.20	$17.83

(i)          Results of San Andrés, São Vicente and São Francisco mines have been reclassified as discontinued operations (in accordance with GAAP) with restatement of prior period comparatives.

(ii)      Revenues consist of sales net of sales taxes. Revenue per ounce data is calculated based on gross sales. Realized prices reflect continuing operations.

(iii)  Including commissioning gold ounces from Gualcamayo produced or sold.

(iv)    A cautionary note regarding non-GAAP measures is included in Section 6 of this Management’s Discussion and Analysis of Operations and Financial Condition.

(v)        Silver production is treated as a gold equivalent. Gold equivalent ounce calculations are based on an assumed gold to silver ratio (55:1) which is a long-term historical average of prices and is used and presented solely for quarter-over-quarter comparative purposes only.

The following table presents a summarized Statement of Operations for the Company’s most recently completed and comparative quarter (i):

	Three Months Ended
(in thousands of United States Dollars)	December 31, 2009	December 31, 2008

Revenues	$399,825	$87,831
Cost of sales excluding depletion, depreciation and amortization	(141,695)	(102,736)
Depletion, depreciation and amortization	(73,108)	(44,090)
Accretion of asset retirement obligations	(681)	(61)
Mine operating earnings	184,341	(59,056)

Expenses
General and administrative	(40,472)	(12,349)
Exploration	(6,479)	(5,332)
Other	(3,062)	(3,569)
Operating earnings/(loss)	134,328	(80,306)

Other business expenses	(19,690)	(11,335)
Foreign exchange (loss)/gain	(13,305)	131,430
Realized (loss)/gain on derivatives	(9,190)	56,389
Unrealized (loss)/gain on derivatives	(8,478)	126,135
Earnings from continuing operations before income taxes, equity earnings and non-controlling interest	83,665	222,313

Income tax (expense)/recovery	(42,415)	3,654
Equity earnings/(loss) from Minera Alumbrera	12,208	(5,993)
Earnings from continuing operations	53,458	219,974
Loss from discontinued operations (i)	(17,283)	(40,607)
Net earnings	$36,175	$179,367

Earnings Adjustments (ii):
Mark-to-market on prior period sales and final price and quantity settlements	—	78,250
Non-recurring future income tax adjustment	15,234	—
Proceeds on sale of commodity derivatives	—	(47,000)
Write off of mineral interests and other assets	8,301	81,075
Stock-based and other compensation	15,380	—
Future income tax expense/(recovery) on translation of intercompany debt	1,613	(24,280)
Non-cash unrealized foreign exchange losses/(gains)	20,314	(130,626)
Non-cash unrealized losses/(gains) on derivatives	9,666	(138,957)
Adjusted Earnings before income tax effects	106,683	(2,171)
Income tax effect of adjustments	(5,820)	14,521
Adjusted Earnings (ii)	$100,863	$12,350

Basic earnings per share	$0.05	$0.25
Diluted earnings per share	$0.05	$0.25
Adjusted Earnings per share (ii)	$0.14	$0.02

(i)            Results of San Andrés, São Vicente and São Francisco mines have been reclassified as discontinued operations (in accordance with GAAP) with restatement of prior period comparatives.

(ii)        A cautionary note regarding non-GAAP measures is included in Section 6 providing a discussion on Adjusted Earnings and its definition. Adjusted Earnings or Loss and Adjusted Earnings or Loss per share are calculated as net earnings excluding (a) stock-based compensation, (b) foreign exchange (gains) losses, (c) unrealized (gains) losses on commodity derivatives, (d) impairment losses, (e) future income tax expense (recovery) on the translation of foreign currency inter-corporate debt, (f) write-down of investments and other assets and any other non-recurring adjustments. Non-recurring adjustments from unusual events or circumstances are reviewed from time to time based on materiality and the nature of the event or circumstance. Earnings adjustments reflect both continuing and discontinued operations.

Most of the major industrialized countries started to emerge from the bottom of the economic crisis in mid-2009. Due to strong demand for copper primarily from China, by the fourth quarter of 2009, market prices of copper were up by 70% from the average market price of $1.79 per pound in the fourth quarter of 2008. Prices for gold remained robust throughout the year due to increased gold purchases by investors as a hedge against the weakening United States Dollar and by central banks in diversifying their reserves.

Adjusted Earnings were $100.9 million or $0.14 per share in the fourth quarter of 2009 compared with $12.4 million or $0.02 per share in the same quarter of 2008. Higher adjusted earnings were mainly due to an increase in adjusted revenues and equity earnings, partly offset by a realized loss on derivatives, income tax expense and a decrease in amount of interest costs capitalized in the fourth quarter of 2009 compared with the same period of 2008.

Revenues of $399.8 million in the fourth quarter compared with $87.8 million in the same quarter of 2008 were mainly due to high gold prices and a strong rebound of copper prices. Higher revenues also contributed to higher mine operating earnings of $184.3 million in the quarter, compared with loss of $59.4 million in the fourth quarter of 2008.

Earnings from continuing operations for the fourth quarter were $53.5 million compared with net earnings of $219.5 million in the same quarter in 2008. Earnings per share were $0.05 on a basic and diluted basis for the fourth quarter of 2009, compared with basic and diluted earnings per share of $0.25 for the same quarter in 2008.

Lower earnings from continuing operations were mainly due to higher income tax expense, general and administrative expenses of Gualcamayo that were capitalized prior to commercial production and loss of the interest rate swap write-off related to termination of the old debt in the fourth quarter of 2009.  The strengthening of the currencies of Brazil, Chile and Argentina against the United States Dollar contributed to foreign exchange loss of $13.3 million in the fourth quarter compared with gain of $131.4 million in the same quarter of 2008 when the exchange rates of local currencies against the United States Dollar were trending in the opposite direction.

The average prices of gold, copper and silver for the fourth quarter of 2009 and 2008 are summarized below:

	Realized Prices (i)		Market Prices
For the three months ended December 31,	2009	2008	2009	2008
Gold (per oz.)	$1,095	$789	$1,101	$795
Copper (per lb.)	$3.18	$1.59	$3.02	$1.79
Silver (per oz.)	$17.47	$10.20	$17.58	$10.20

(i)  Realized prices based on gross sales compared to market prices for metals may vary due to infrequent shipments and depending on timing of the sales. Realized prices reflect continuing operations.

Revenues for the quarter are comprised of the following:

For the quarter ended December 31, 2009	Quantity Sold		Realized Price	Revenues (in ‘000s)
Gold (i)	232,923	oz.	$1,095	$253,908
Copper (i)	45,047,693	lbs.	$3.18	143,165
Silver	2,879,058	oz.	$17.47	50,287
Gross revenues				$447,360
(Deduct)/add:
- Treatment and refining charges of gold and copper concentrate				$(7,123)
- Sales taxes				(4,545)
- Mark-to-market adjustments				2,506
- Metal price adjustments related to concentrate revenues				12,520
- Revenues related to Alumbrera (ii)				(50,893)
Revenues				$399,825

(i)      Includes payable copper and gold contained in concentrate.

Cost of sales excluding depletion, depreciation and amortization for the quarter was $141.7 million compared with $102.7 million in the fourth quarter of 2008. The following table provides a reconciliation of the co-product cash costs to the cost of sales from continuing operations of the quarter:

For the quarter ended December 31, 2009	Gold Ounces or Pounds of Copper Produced		Co-product Cash Cost per unit	Total (in ‘000s)
Chapada — Gold	42,216	oz.	$230	$9,697
Chapada — Copper	37,035,407	lbs.	1.05	38,946
El Peñón (GEO) (i)	109,979	oz.	382	42,056
Jacobina	24,866	oz.	597	14,840
Gualcamayo	59,118	oz.	290	17,150
Minera Florida (GEO) (i)	24,198	oz.	365	8,824
Fazenda Brasileiro	17,535	oz.	577	10,117
Alumbrera — gold	11,544	oz.	274	3,163
Alumbrera — copper	10,805,071	lbs.	1.23	13,246
Co-product cash cost of sales				$158,039
Add/(deduct):
- Inventory and other non-cash adjustments				9,404
- Chapada concentrate treatment and refining charges				(7,123)
- Other commercial costs				(3,379)
- Overseas freight for Chapada concentrate				1,163
- Alumbrera cash costs (ii)				(16,409)
Cost of sales excluding depletion, depreciation and amortization				$141,695

(i)                                    Gold ounces reported are gold equivalent ounces for El Peñón and Minera Florida.

(ii)                                Alumbrera is accounted for as an equity investment.

Depletion, depreciation and amortization and (“DDA”) expense for the quarter was $73.1 million, a 66% increase from $44.1 million in the fourth quarter of 2008. Increase in DDA was mainly due to the additional DDA related to Gualcamayo and the the completion of various expansionary projects. Average DDA was $248 per GEO sold for the quarter representing a 10% increase over $226 per GEO sold in the same quarter of 2008. The denominator of higher volume of GEO sales, compared with the same period in 2008, contributed to a lower increase in DDA on a per GEO basis. Average DDA was $0.15 per pound of copper sold in the quarter compared with $0.18 per pound of copper sold in the fourth quarter of 2008.

General and administrative expenses increased to $40.5 million compared with $12.3 million in the last quarter of 2008 as capitalization of general and administrative expenses in respect to the construction of Gualcamayo ceased in 2009 based on completion of commissioning of the mine at the end of June 2009. Additionally, it includes higher employee-related compensation including non-cash stock-based compensation resulting from the administration of growing operations. Interest and financing expenses net of investment income or other business expense for the quarter was $19.7 million, compared with expense of $11.8 million in the fourth quarter of 2008.

The Company recorded equity earnings from its 12.5% interest in Alumbrera of $12.2 million for the quarter, compared with loss of $6.0 million attributable to the Company in the quarter ended December 31, 2008. During the quarter, the Company received a total of $19.1 million of cash dividends from Alumbrera compared to nil in the fourth quarter of 2008.

Cash flows from continuing operations after changes in non-cash working capital was a $209.2 million inflow for the fourth quarter compared with a $79.8 million inflow for the quarter ended December 31, 2008. The increase in cash flows from continuing operations after change in non-cash working capital was primarily due to an increase in gold and copper prices causing higher sales revenues and positive pricing adjustments for copper in concentrate and contribution of the new Gualcamayo Mine. The cash impact of pricing adjustments during the fourth quarter was positive $12.5 million compared with negative $74.1 million in the same period of 2008.

Net earnings for the quarter included losses of $17.3 million from discontinued operations relating to the São Francisco, São Vicente and San Andrés Mines.

5.             MINES AND DEVELOPMENT PROJECTS

OVERVIEW OF ANNUAL OPERATING RESULTS

In 2009, production from continuing operations excluding commissioning gold equivalent ounces (“GEO”) totaled  980,847 GEO compared with 859,202 GEO in 2008 (2007 — 441,002 GEO) representing a year-over-year increase of 14%. Production from continuing operations including commissioning GEO was 19% higher than 2008.

Copper production of 144.0 million pounds from the Chapada Mine for the year increased by 3% over the production of 139.3 million pounds in 2008. Tonnage of copper concentrate production at Chapada also increased by 2% over the prior year. Additionally, 39.4 million pounds of copper produced from Alumbrera were attributable to the Company in 2009.

Average co-product cash costs of continuing operations for the year were $357 per GEO including Alumbrera and $356 per GEO excluding Alumbrera. This compares to co-product cash costs of continuing operations of $352 per GEO and $346 per GEO, respectively, for the year ended December 31, 2008 (2007: $311 per GEO and $312 per GEO). By-product cash costs of continuing operations including Alumbrera were $123 per GEO and excluding Alumbrera were $170 per GEO compared with $68 per GEO and $97 per GEO, respectively, in 2008.

Co-product cash costs per pound of copper were $0.99 for the year from Chapada, compared with $1.02 for the year ended December 31, 2008 (2007: $0.72 per pound). Co-product cash costs for the year including the Company’s interest in the Alumbrera Mine were $1.10 per pound, compared with $1.18 for 2008 (2007: $0.79 per pound).

Total production of GEO in 2009 is summarized below with comparatives:

For the twelve months ended December 31,	2009	2008	2007
(In GEO)

Production from:
Commercial - continuing operations excluding Alumbrera	928,097	796,152	420,606
Discontinued operations	175,338	123,695	156,302
Alumbrera (12.5% interest)	52,750	63,050	20,396
Commissioning of Gualcamayo	44,830	—	—
Total production	1,201,015	982,897	597,304

The following table summarizes the 2009 GEO production from continuing operations by mine with comparatives:

	2009		2008		2007
For the twelve months ended December 31,	Gold Equivalent Ounce (GEO)	Co-product Cash Costs per GEO ($) (i)	Gold Equivalent Ounce (GEO)	Co-product Cash Costs per GEO ($) (i)	Gold Equivalent Ounce (GEO)	Co-product Cash Costs per GEO ($) (i)

Chapada	156,251	258	150,037	337	178,125	218
El Peñón (ii)	394,400	353	407,944	308	77,340	265
Jacobina	110,515	476	73,240	411	54,076	541

Gualcamayo (iii)	98,641	301	n/a	n/a	n/a	n/a
Minera Florida (ii)	91,877	373	64,617	398	12,788	243
Fazenda Brasileiro	76,413	453	96,092	423	87,969	388
Fazenda Nova	—	—	—	—	6,925	551
Rossi (40% interest)	—	—	4,222	661	3,383	469

Total commercial production from continuing operations excluding Alumbrera	928,097	356	796,152	346	420,606	312
Alumbrera (12.5% interest)	52,750	372	63,050	422	20,396	285
Total commercial production from continuing operations	980,847	357	859,202	352	441,002	311

(i)	A cautionary note regarding non-GAAP measures is included in Section 6 of this Management’s Discussion and Analysis.
(ii)	2009 gold production: El Peñon — 215,846 ounces; Minera Florida — 80,019 ounces, and silver production: El Peñon — 9.8 million ounces; Mineral Florida — 0.7 million ounces.

Silver production is treated as a gold equivalent. Gold equivalent ounce calculations are based on an average long-term historical gold to silver ratio (55:1) which is used and presented solely for period-over-period comparative purposes only.

(iii)	The Company commissioned Gualcamayo on July 1, 2009 and only included production after that date.

As at December 31, 2009, proven and probable reserves for continuing operations were 17.6 million ounces of contained gold (December 31, 2008 — 17.6 million excluding discontinued operations of 1.8 million), 162 million ounces of contained silver and 11.2 billion pounds of contained copper based on a gold price of $825 per ounce (except for Fazenda Brasileiro based on $776 per ounce, C1 Santa Luz based on $750 per ounce and Agua Rica, based on $425 per ounce and $1.10 per lb for copper), a silver price of $14.00 per ounce and a copper price of $2.25 per pound.

RECENT EVENTS RELATING TO THE EARTHQUAKE IN CHILE

On February 27, 2010, several areas of Chile were devastated by a massive earthquake. The Company is focused on assisting its personnel in Chile for personal property losses and offering aid to local communities where possible. Operations at the El Peñón mine, which is in northern Chile, were not meaningfully impacted and have resumed. The Company has begun to effect repairs at its Minera Florida mine, which is in southern Chile, and is also evaluating sources of power for Minera Florida as there have been transmission interruptions in the local area.

2009 PRODUCTION FROM CONTINUING OPERATIONS

GOLD EQUIVALENT OUNCES BY MINE

OVERVIEW OF QUARTERLY OPERATING RESULTS

Production from continuing operations was 289,456 GEO for the quarter, including the Company’s proportionate interest in production from the Alumbrera Mine of 11,544 GEO. This represents a 33% increase compared with production from continuing operations of 218,069 GEO, including production of 20,914 GEO from Alumbrera, for the comparative quarter ended December 31, 2008.

Co-product cash costs (a non-GAAP measure, see Section 6) from continuing operations including Alumbrera were $366 per GEO and excluding Alumbrera were $369 per GEO for the quarter compared with $364 per GEO and $368 per GEO, respectively, for the fourth quarter of 2008. By-product cash costs from continuing operations including Alumbrera averaged $38 per GEO and excluding Alumbrera were $111 per GEO compared with $661 per GEO and $674 per GEO, respectively, in the fourth quarter of 2008 when by-product credit from copper was negative due to depressed copper prices, which resulted in negative metal price adjustments.

Copper production for the quarter ended December 31, 2009 was 37.0 million pounds from the Chapada Mine, compared with 36.8 million pounds for the fourth quarter 2008. Additionally, 10.8 million pounds of copper were produced from Alumbrera attributable to the Company, compared with 15.6 million pounds for the quarter ended December 31, 2008. Total copper production for the fourth quarter was 47.8 million pounds.

Co-product cash costs per pound of copper were $1.05 for the quarter from the Chapada Mine. Co-product cash costs per pound of copper for the quarter including the Company’s interest in the Alumbrera Mine were $1.23 per pound. This compares to co-product cash costs per pound of copper of $0.96 during the quarter ended December 31, 2008.

Total production of GEO for the four quarters of 2009 is summarized below:

For the three months ended (In GEO)	December 31, 2009	September 30, 2009	June 30, 2009	March 31, 2009
Production from:
Commercial - continuing operations excluding Alumbrera	277,912	259,359	201,533	189,293
Discontinued operations	35,796	45,516	48,065	45,961
Alumbrera (12.5% interest)	11,544	9,832	15,629	15,745
Commissioning of Gualcamayo	—	—	24,347	20,483
Total production	325,252	314,707	289,574	271,482

The following table summarizes the production from continuing operations by mine for the four quarters of 2009:

	December 31		September 30		June 30		March 31
For the three months ended	GEO	Co-product Cash Costs per GEO ($) (i)	GEO	Co- product Cash Costs per GEO ($) (i)	GEO	Co- product Cash Costs per GEO ($) (i)	GEO	Co- product Cash Costs per GEO ($) (i)
Chapada	42,216	230	34,929	271	40,554	260	38,552	276
El Peñón (ii)	109,979	382	108,054	323	92,016	339	84,351	366
Jacobina	24,866	597	30,978	473	27,593	446	27,078	400
Gualcamayo (iii)	59,118	290	39,523	316	n/a	n/a	n/a	n/a
Minera Florida (ii)	24,198	365	25,411	355	22,966	414	19,302	358

Fazenda Brasileiro	17,535	577	20,464	486	18,404	397	20,010	361

Total commercial production from continuing operations excluding Alumbrera	277,912	369	259,359	349	201,533	352	189,293	351
Alumbrera (12.5% interest)	11,544	274	9,832	381	15,629	498	15,745	297
Total commercial production from continuing operations	289,456	366	269,191	350	217,162	362	205,038	347

(i)	A cautionary note regarding non-GAAP measures is included in Section 6 of this Management’s Discussion and Analysis.
(ii)	2009 fourth quarter gold production: El Peñon — 62,199 ounces; Minera Florida — 20,960 ounces, and silver production: El Peñon — 2.6 million ounces; Mineral Florida — 0.2 million ounces.

Silver production is treated as a gold equivalent. Gold equivalent ounce calculations are based on an average long-term historical gold to silver ratio (55:1) which is used and presented solely for quarter-over-quarter comparative purposes only.

(iii)	The Company commissioned Gualcamayo on July 1, 2009 and only included production after that date.

PRODUCTION FROM CONTINUING OPERATIONS IN THE FOURTH QUARTER 2009: GOLD EQUIVALENT OUNCES BY MINE

CHAPADA MINE

	Three months ended	Years ended
Operating Statistics	December 31, 2009	December 31, 2009	December 31, 2008	December 31, 2007

Production
Concentrate (tonnes)	63,990	248,940	244,301	201,339

Gold contained in concentrate production (ounces)	42,216	156,251	150,037	178,125

Copper contained in concentrate (millions of pounds)	37.0	144.0	139.3	122.9

Co-product cash costs per oz of gold produced (i)	$230	$258	$337	$218
Co-product cash costs per lb of copper produced (i)	$1.05	$0.99	$1.02	$0.72
By-product cash costs per oz of gold produced (i)	$(1,468)	$(848)	$(984)	$(1,360)

Ore mined (tonnes)	4,457,232	16,998,887	14,521,140	18,651,162
Ore processed (tonnes)	4,609,853	17,307,429	14,942,848	12,693,868

Gold ore grade (g/t)	0.42	0.41	0.44	0.60
Copper ore grade (%)	0.42	0.43	0.47	0.50

Concentrate grade - gold (g/t)	20.49	19.63	19.32	27.60
Concentrate grade - copper (%)	26.27	26.24	25.86	27.70

Gold recovery rate (%)	67.1	69.0	71.0	73.0
Copper recovery rate (%)	87.6	88.0	89.6	87.8

Sales
Concentrate (tonnes)	63,646	261,841	241,341	201,248
Payable gold contained in concentrate (ounces)	39,933	143,939	149,549	168,135
Payable copper contained in concentrate (millions of pounds)	34.6	137.4	131.9	117.0

Depletion, depreciation and amortization per gold ounce sold	$56	$54	$47	$27
Depletion, depreciation and amortization per copper pound sold	$0.15	$0.13	$0.15	$0.09

(i)                                    A cautionary note regarding non-GAAP measures is included in Section 6 of this Management’s Discussion and Analysis.

(ii)                                 Quantities sold include quantity adjustment on provisional and final invoice settlements

Chapada produced a total of 42,216 ounces of gold contained in concentrate in the quarter, compared with 35,263 ounces of gold in concentrate in the fourth quarter of 2008, representing a 20% increase. Production of copper at Chapada was 37.0 million pounds in the fourth quarter, compared with 36.8 million pounds of copper contained in concentrate during the comparable period in 2008.

Increase in gold and copper production was mainly due to increases of tonnage of ore mined by 17% and tonnage of ore processed by 16%, compared with the same quarter of 2008. The original design of the Chapada mine was for a throughput annual rate of 16 million tonnes and in the fourth quarter the plant operated in excess of the design capacity rate. Increase in production is expected to continue as a result of the current plant optimization initiatives undertaken by the Company with annual throughput expected to increase to 22 million tonnes per year before 2012.

Total production at Chapada for 2010 is expected to be between 140,000 to 155,000 ounces of gold and 150 to 160 million pounds of copper.

Co-product cash costs for the quarter were $230 per gold ounce and $1.05 per pound of copper which compared with $293 per gold ounce and $0.90 per pound of copper for the same quarter of 2008. The Company has hedged approximately 65% of the currency exposure related to operating expenses at Chapada as of the first quarter of 2010.

Over the past year, copper contained in concentrate has remained constant at 35-37 million pounds per quarter. In spite of the continuing effort in striving for efficiency improvement, a higher value for the Brazilian Real is putting pressure on product cash costs. Associated overseas transportation costs were approximately $1.2 million for fourth quarter of 2009 compared to $5.4 million in the comparative period.

Total revenue for the quarter net of sales taxes and treatment and refining costs was $152.0 million. Revenue includes positive mark-to-market adjustments of $2.5 million. Final and provisional pricing-quantity settlements in the quarter were positive $13.9 million ($12.5 million – metal price adjustment, $1.4 million – metal quantity adjustment), representing an increase in revenue from increasing copper prices during the quarter compared to the third quarter of 2009.

The Company intersected a new mineralized zone at Suruca, located approximately six kilometres northeast of Chapada. Drilling intersections show mineralized levels, with the upper level having an average thickness of 70 metres and the lower level having an average thickness of approximately 20 metres. Exploration drilling to date has defined significant mineral intercepts with continuity along a 500-metre strike length. The mineral trend is wholly within a much larger soil geochemical gold anomaly that extends over five kilometres on the surface.

The drilling results demonstrate the potential to add ounces from the areas surrounding the mine further extending Chapada’s already long mine life of 17 years. The Company’s efforts have not only been to increase mineral reserves and mineral resources at Chapada, but to use it as a launching point for a regional exploration program. Suruca represents real potential and is a result of these efforts. The objectives for Chapada in 2010 include defining a mineral resource in the Suruca target by 2011.

EL PEÑÓN

	Three months ended	Years ended
Operating Statistics	December 31, 2009	December 31, 2009	December 31, 2008	December 31, 2007

Production
Gold equivalent (ounces)	109,979	394,400	407,944	77,340
Gold production (ounces)	62,199	215,846	224,990	44,965
Silver production (ounces)	2,627,893	9,820,475	9,864,275	1,780,625
Cash costs per gold equivalent ounce produced (i)	$382	$353	$308	$265

Ore mined (tonnes)	349,735	1,314,759	1,084,953	189,885
Ore processed (tonnes)	330,631	1,271,594	1,124,566	186,705

Gold ore grade (g/t)	6.43	5.78	6.73	7.92
Silver ore grade (g/t)	288.30	276.32	307.97	320.18

Gold recovery rate (%)	90.4	91.2	92.0	93.7
Silver recovery rate (%)	85.0	86.9	87.6	91.9

Sales
Gold sales (ounces)	62,950	219,764	216,810	43,005
Silver sales (ounces)	2,704,618	10,034,160	9,315,443	1,736,704

Depletion, depreciation and amortization per gold equivalent ounce sold	$279	$277	$281	$193

(i)                 A cautionary note regarding non-GAAP measures is included in Section 6 of this Management’s Discussion and Analysis.

El Peñón produced 109,979 GEO during the fourth quarter consisting of 62,199 ounces of gold and 2.6 million ounces of silver, compared with 97,944 GEO, which consisted of 54,987 ounces of gold and 2.4 million ounces of silver produced in the fourth quarter of 2008. This represents a 12% increase in 2009 versus 2008 production on a GEO basis. Higher production was mainly due to increase in tonnage of ore mined and ore processed, and positive variation gold grade from the same quarter of 2008.

During the quarter ended December 31, 2009, an additional grinding mill was installed in order to enable the plant to increase the throughput to a sustainable 4,300 tonnes per day. Additional upgrades are also going to be performed in the plant in order to have higher sustainable recoveries.

Cash costs were $382 per GEO in the quarter ended December 31, 2009, compared with $332 per GEO in the fourth quarter in 2008.

The Company has undertaken a plan to improve grade control and dilution, increase capacity and develop newer higher grade veins. Production in 2010 is expected to be in the range of 400,000 to 420,000 GEO although production in the first quarter of 2010 expected to be slightly lower than production in the fourth quarter of 2009 but higher than first quarter production in 2009. Cash costs and production are then expected to improve going forward. Production is anticipated to ramp up quarter over quarter in 2010. Grade is also expected to improve throughout 2010 with a significant increase in the fourth quarter of 2010 and into 2011 as the development of Bonanza is completed and begin to contribute to production.

In the fourth quarter, the Company began the transition to owner-mining at El Peñón. The decision to transition to owner-mining better enables the Company to mine ore from narrower veins as it has allowed the Company to better match the equipment to the size of the veins.

Exploration in 2010 at El Peñón will focus on extending the known deposits, infill drilling to upgrade certain inferred mineral resources to the indicated resource category, a broader regional exploration program and on the advancement of the newest discovery, Pampa Augusta Victoria. The 2010 exploration program is to include 69,500 metres of exploration drilling and

24,550 metres of infill drilling with a budget of $18.4 million, an increase of $2.0 million or 12% from the total amount spent for 2009.

For the long-term, the Company has been investigating various strategies for the optimization of El Peñón with the objective to achieve a sustainable production level of 450,000 to 500,000 GEO beginning in 2012 and going forward. The optimization strategy consists of the following:

•                  Further increase plant capacity from the current level of 4,300 tonnes per day to 5,000 tonnes per day by 2012, with additional sources of ore that would include approximately 350 to 400 tonnes per day from the measured and indicated mineral resource category as a result of the effective mining of narrower veins, and further ore from Amancaya which is located 120 kilometres southwest of El Peñón as well as ore from new discoveries.

•                  Plant capacity improvements to increase recovery which are expected to complete by the end of 2012. Plant improvements would include finer milling and longer residency time and require modest capital.

•                  Continued focus on increasing proven and probable mineral reserves by upgrading ounces from the mineral resource category and from new ounces discovered. In line with this objective, recent exploration efforts have lead to the discovery of a new high grade vein system, Pampa Augusta Victoria.

Contribution from Pampa Augusta Victoria will further support the Company’s objective to achieve the sustainable production level of 450,000 to 500,000 GEO with the potential for additional increases. Pampa Augusta Victoria is a grassroots discovery and is similar to high grade veins previously discovered at El Peñón two and a half years ago demonstrating strong mineralization and continuity of grade. The discovery of Pampa Augusta Victoria is not only significant because of its grade and potential for meaningful contribution to mineral resources, it is also significant because it supports the Company’s view of the very strong exploration and resource growth potential at El Peñón, which is the reason for the large commitment to exploration. With only approximately 35 percent of the surrounding area explored to date, El Peñón has exceptional exploration upside and the Company expects new discoveries of this nature consistent with previous high grade vein discoveries which now include Pampa Augusta Victoria.

JACOBINA

	Three month ended	Years ended
Operating Statistics	December 31, 2009	December 31, 2009	December 31, 2008	December 31, 2007

Production
Gold production (ounces)	24,866	110,515	73,240	54,076

Cash costs per ounce produced (i)	$597	$476	$411	$541

Ore mined (tonnes)	521,335	2,004,936	1,509,679	1,044,312
Ore processed (tonnes)	521,335	1,996,989	1,388,086	1,040,174

Gold Grade (g/t)	1.63	1.88	1.82	1.71

Gold Recovery rate (%)	90.9	91.7	90.0	94.8

Sales
Gold sales (ounces)	26,168	111,906	69,792	54,458

Depletion, depreciation and amortization per gold ounce sold	$364	$316	$248	$194

(i)                                  A cautionary note regarding non-GAAP measures is included in Section 6 of this Management’s Discussion and Analysis.

Production at Jacobina was 24,866 ounces of gold in the fourth quarter, an increase of 6% from production of 23,439 ounces of gold in the fourth quarter of 2008. Continuous improvement in mine planning, expansion and optimization of the processing plant and milling capacity, increased development work, increased number of working stopes were the contributing factors to the improved performance despite a decline in average grade. Reliability of the mining plan benefited from additional infill drilling.

The recovery rate at Jacobina for the fourth quarter was 90.9% compared to 89.3% for the fourth quarter of 2008. The Company continues to modify the leaching cycle in order to improve recoveries which have trended upwards since the start-up of higher throughput levels.

Cash costs averaged $597 per ounce of gold for the fourth quarter compared with $573 per ounce of gold in the fourth quarter of 2008.

Exploration at Jacobina in 2009 focused on near mine efforts and has provided a promising new discovery, Serra da Lagartixa. A structural and geological analysis undertaken in 2008 concludes that the Serra da Lagartixa area, located 2.5 kilometres from the mine site, possibly consists of the north continuity of the Canavieiras Block displaced by a main listric fault. Canavieiras is the most significant mineral resource of the Jacobina Mine and the possibility that it continues to the north opens important potential exploration upside for Jacobina. Following exploration discoveries for 2009, and exploration efforts in 2010 will be to more aggressively pursue higher grade areas of mineralization for future mining.

The objectives at Jacobina for 2010 will focus on upgrading most of the inferred mineral resource to the measured and indicated categories, rapidly accelerating the definition of higher grade areas by 2012, continuing development of Canavieiras North and identifying of new ore bodies in a regional exploration plan between Jacobina and Pindobasu.

GUALCAMAYO

	Three months ended	Years Ended
Operating Statistics	December 31, 2009	December 31, 2009	December 31, 2008	December 31, 2007

Production
Total Gold production (ounces)	59,118	143,471
Commercial Gold production (ounces)	59,118	98,641	—	—
Commissioning gold production (ounces)	—	44,830	—	—

Cash costs per ounce produced (i)	$290	$301	—	—

Ore mined (tonnes)	1,813,661	3,294,175	—	—
Ore processed (tonnes)	1,838,012	3,370,057	—	—

Gold Grade (g/t)	1.14	1.19	—	—

Gold Recovery rate (%)	87.6	76.6	—	—

Sales
Gold sales (ounces)	56,708	88,555	—	—

Depletion, depreciation and amortization per gold ounce sold	$204	$228	—	—

(i)               A cautionary note regarding non-GAAP measures is included in Section 6 of this Management’s Discussion and Analysis.

Gualcamayo produced 59,118 ounces of gold in the fourth quarter and added a total of 143,471 ounces to the Company’s gold production for the year, including 44,830 ounces during the commissioning period prior to July 1, 2009. Total production exceeded original expectations of 120,000 ounces of gold set for 2009.

Cash costs were $290 per ounce of gold for the quarter, better than guidance of $350 per ounce and cash costs of $316 per ounce in the third quarter of 2009.

Current production includes only ounces produced from the main Quebrada del Diablo (“QDD”) open pit operation, which is performing at planned levels in terms of grades and above planned levels in terms of production and recoveries. The Company plans to upgrade the current plant capacity by increasing the ADR plant flow rate and throughput to 1,500 tonnes per hour. A study on these initiatives is underway.

Metallurgical test work continues at the AIM deposit to create more reliability and certainty with respect to ore metallurgy. In addition, QDD Lower West feasibility study results are expected in the second half of 2010.  A prior feasibility study indicated a contribution to production from QDD Lower West of 90,000 additional ounces per year.  The Company has undertaken an evaluation to determine the process in accelerating the development of and production from QDD Lower West.

Exploration efforts continued at the Salamanca discovery area located approximately 10 kilometres north of Gualcamayo. The Company recently completed a core drilling campaign of 17 drill holes for a total of 3,000 metres concentrating on the Salamanca mineralized tensional gash. The high-grade gold values encountered support the interpretation that the main intercepted structure might continue deeper and maintain the robust gold tenor. The drilling results continue to confirm the Company’s view that Salamanca represents an important potential source of further gold ounces for Gualcamayo with the potential to extend the mine life.

The exploration effort for Gualcamayo in 2010 will focus on a 2,000-metre drill program at Salamanca, providing a mineral resource estimate for Salamanca in the first half of 2010, extending the QDD Lower West high grade deposit along strike and down plunge and expending the mineral resource at QDD Lower West through upgrading inferred mineral resource to the measured and indicated categories and adding new ounces.

MINERA FLORIDA

	Three months ended	Years ended
Operating Statistics	December 31, 2009	December 31, 2009	December 31, 2008	December 31, 2007

Production
Gold equivalent (ounces)	24,198	91,877	64,617	12,788
Gold production (ounces)	20,960	80,019	57,325	10,694
Silver production (ounces)	178,075	652,192	392,211	115,170

Cash costs per gold equivalent ounce produced (i)	$365	$373	$398	$243

Ore mined (tonnes)	184,849	718,603	471,798	74,307
Ore processed (tonnes)	188,248	723,061	468,012	76,918

Gold grade (g/t)	4.35	4.21	4.53	5.28
Silver ore grade (g/t)	42.51	40.91	36.68	66.59

Gold recovery rate (%)	81.6	82.3	84.2	81.7
Silver recovery rate (%)	69.5	68.9	70.0	68.9

Sales
Gold sales (ounces)	19,308	75,396	58,715	9,824
Silver sales (ounces)	174,440	461,567	471,150	70,564

Depletion, depreciation and amortization per gold equivalent ounce sold	$442	$344	$134	$165

(i)                             A cautionary note regarding non-GAAP measures is included in Section 6 of this Management’s Discussion and Analysis.

Minera Florida produced a total of 24,198 GEO in the current quarter compared with 16,366 GEO in the fourth quarter of 2008. The 48% quarter-over-quarter increase was mainly the result of the expansion project, implementation of a change in the mining method to accommodate the completed expansion and more effectively mining in narrower veins. The throughput expansion project was completed in the first quarter of 2009.

Production for the year of 2009 was 91,877 GEO compared to 64,615 GEO for 2008.

Cash costs for the fourth quarter were $365 per GEO compared with $463 per GEO in the same quarter in 2008 representing a quarter over quarter improvement of 21%.

In addition, the mine produced 1,277 tonnes of zinc in the quarter and 5,042 tonnes of zinc in the twelve-month period ended December 31, 2009. In the fourth quarter and twelve months of 2008, production of zinc was 932 tonnes and 3,457 tonnes, respectively. Zinc is accounted for as a by-product.

The Company expects to produce approximately 100,000 to 125,000 GEO at Minera Florida in 2010, an increase of up to 35% from 2009 production levels reflecting the first full year of production following the expansion. Production in 2011 is expected to be in the range of 110,000 to 130,000 GEO.

The Company has also advanced a new plan to process historical tailings at Minera Florida. Implementation of the project and ramp-up is estimated to be achieved within approximately 20 months. The project would add another 40,000 GEO to current expected production at Minera Florida beginning in early 2012.

The Company’s exploration efforts at and around the mine have resulted in the delineation of the newly discovered Centenario and Polvorin deposits containing higher grades than the current mine grades. The exploration program for Minera Florida in 2010 will include 12,900 metres of exploration drilling for near mine targets and 18,000 metres of infill drilling to re-categorize inferred mineral resources to the indicated category. Multiple veins are to be explored with two new regional targets.

The objectives for 2010 include the upgrading of 150,000 GEO from the inferred mineral resource category to the indicated resource category, identifying a minimum of 100,000 ounces of new mineral resource and the discovery of new vein zones that can be sustain a longer mine life.

OTHER MINES

The following table presents key operating data for the other continuing mining operations:

	Three months ended	Years ended
Operating Statistics	December 31, 2009	December 31, 2009	December 31, 2008	December 31, 2007

FAZENDA BRASILEIRO
Production
Gold production (ounces)	17,535	76,413	96,092	87,969
Cash costs per ounce produced (i)	$577	$453	$423	$388
Ore mined (tonnes)	281,796	1,155,247	1,107,710	1,198,709
Ore processed (tonnes)	296,630	1,179,595	1,121,025	1,041,778
Gold Grade (g/t)	2.05	2.21	2.85	2.81
Gold recovery rate (%)	89.6	91.0	93.4	94.3

Sales
Gold sales (ounces)	16,941	77,458	95,461	86,959

Depletion, depreciation and amortization per gold ounce sold	$200	$155	$104	$95

ALUMBRERA (12.5% interest) (ii)
Production
Concentrate (tonnes)	18,711	68,868	68,281	20,254
Gold production (ounces)	1,172	6,954	7,560	3,379
Gold production in concentrate (ounces)	10,372	45,796	55,490	17,017
Total gold produced	11,544	52,750	63,050	20,396
Copper contained in concentrate (millions of pounds)	10.8	39.4	43.2	11.4
Co-product cash costs per ounce of gold produced (i)	$274	$372	$431	$285
Co-product cash costs per pound of copper produced (i)	$1.23	$1.49	$1.69	$1.42
By-product cash costs per ounce produced (i)	$(1,731)	$(703)	$(304)	$(816)
Ore mined (tonnes)	1,185,788	3,662,997	3,521,353	734,984
Gold ore grade (g/t)	0.43	0.49	0.55	0.77
Copper ore grade (%)	0.47	0.46	0.50	0.58
Gold recovery rate (%)	66.7	70.4	75.1	80.1
Copper recovery rate (%)	86.5	82.7	82.2	85.7

Sales
Payable gold contained in concentrate (ounces)
Gold sales (ounces)	9,940	45,363	53,874	20,085
Gold doré sales (ounces)	975	7,255	7,445	4,469
Total gold sales (ounces)	10,915	52,618	61,319	24,554
Payable copper contained in concentrate (millions of pounds)	10.4	38.2	41.7	13.0

(i)                      A cautionary note regarding non-GAAP measures is included in Section 6 of this Management’s Discussion and Analysis.

(ii)                  Comparative information reported in the above table excludes pre-acquisition data as Northern Orion Resources Inc. was acquired during the fourth quarter of 2007.

The Fazenda Brasileiro Mine produced 17,535 ounces of gold in the quarter and 76,413 ounces of gold in the year ended December 31, 2009. This compares to 24,143 ounces of gold and 96,092 ounces of gold during the respective periods in 2008.

The Fazenda Brasileiro Mine was originally acquired in 2003 with 2.5 years of mine life remaining based on known mineral reserves. The Company has since been mining at Fazenda Brasileiro for 6 years with production generally in the range of 75,000 to 90,000 ounces per year and continues to outline significant exploration potential. Recently, two new areas have been discovered, CLX2 and Lagoa do Gato, which give the Company high confidence that significant potential remains at the mine. The current efforts and recent discoveries are intended to redefine Fazenda Brasileiro with the possibility, relating to CLX2 and Lagoa do Gato, of discovering a new mine. The objectives in 2010 include continuing to extend Lagoa do Gato mineral resource, further extending the mine life of Fazenda Brasileiro, continuing to define new near mine targets and upgrading mineral resources to support future production.

The Company’s interest in the Alumbrera Mine is accounted for as an equity investment. The Company recorded earnings from its 12.5% interest in Alumbrera Mine of $12.2 million and $31.1 million for the three and twelve months ended December 31, 2009, respectively. The Company received $19.1 million and $51.5 million in cash distribution during the three months and twelve months ended December 31, 2009, respectively.

NON-CORE MINE DISPOSITIONS

On July 17, 2009, the Company entered into an agreement to sell three of the Company’s non-core operating mines for total consideration expected to exceed $265 million in a combination of cash, shares, secured promissory notes and deferred payments. One of the mines is in Honduras and two are in Brazil.

The transaction was structured in two parts to accommodate jurisdiction-related regulatory requirements. The first disposition relating to the sale of San Andrés in Honduras closed on August 25, 2009.  The Company did not record a material gain or loss on closing of this transaction. The second disposition which relates to the sale of São Francisco and São Vicente is expected to close in the first half of 2010. The transaction is subject to customary closing conditions.

Readers are encouraged to read Note 10 to the consolidated financial statements for the year ended December 31, 2009 for selected financial information relating to the disposition.

	Three months ended	Years ended
Operating Statistics	December 31, 2009	December 31, 2009	December 31, 2008	December 31, 2007

SAN ANDRÉS (i)
Production
Gold production (ounces)	—	43,089	47,760	51,538
Cash costs per ounce produced (ii)	—	$452	$584	$410
Ore mined (tonnes)	—	2,323,957	2,827,494	2,608,051
Ore processed (tonnes)	—	2,317,107	2,867,967	n/a
Gold Grade (g/t)	—	0.88	0.71	0.58
Gold recovery rate (%)	—	65.6	76.3	105.7

Sales
Gold sales (ounces)	—	37,803	45,141	53,692

SÃO VICENTE (iii)
Production
Total Gold production (ounces)	16,991	49,584	—	—

Commercial Gold production (ounces)	16,991	21,694	—	—
Commissioning Gold production (ounces)	—	27,890	—	—
Cash costs per ounce produced (ii)	$739	$747	—	—
Ore mined (tonnes)	1,579,261	2,133,965	—	—
Ore processed (tonnes	1,571,392	2,159,268	—	—
Gold Grade (g/t)	0.44	0.43	—	—
Gold recovery rate (%)	77.5	74.9	—	—

Sales
Gold sales (ounces)	17,263	20,767	—	—

SÃO FRANCISCO
Production
Gold production (ounces)	18,805	82,665	75,936	104,764
Cash costs per ounce produced (ii)	$901	$755	$629	$373
Ore mined (tonnes)	1,921,603	6,564,449	7,419,243	7,566,871
Ore processed (tonnes	1,916,982	6,524,678	7,440,905	n/a
Gold Grade (g/t)	0.54	0.57	0.60	0.54
Gold recovery rate (%)	56.8	69.6	58.6	79.2

Sales
Gold sales (ounces)	18,678	81,302	78,401	104,672

(i)          Operating statistics for the year for the San Andrés Mine are only for the period until the closing of the sale on August 25, 2009.

(ii)      A cautionary note regarding non-GAAP measures is included in Section 6 of this Management’s Discussion and Analysis

(iii)  São Vicente was commissioned effective September 1, 2009.

A total of 18,805 ounces of gold were produced from São Francisco during the fourth quarter, compared with 21,569 ounces of gold in the quarter ended December 31, 2008. Production levels are expected to fluctuate due to the coarse gold contained in the ore. Performance is expected to improve in 2010.

São Vicente was commissioned on September 1, 2009. Total production from the mine was 16,991 for the fourth quarter and 49,584 ounces of gold for the year. The 2009 production included 27,890 ounces of gold produced during the commissioning period and 21,694 ounces of commercial production.

Financial results from these mines are excluded from mine operating earnings and reflected under earnings from discontinued operations in the Statement of Operations.

6.                                      NON-GAAP MEASURES

The Company has included certain non-GAAP measures including “Co-product cash costs per gold equivalent ounce”, “Co-product cash costs per pound of copper”, “By-product cash costs per gold equivalent ounce”, “Adjusted Earnings or Loss and Adjusted Earnings or Loss per share”, “Cash flows from operations before changes in non-cash working capital” or “Cash flows from operating activities before changes in non-cash working capital” and “Gross margin” to supplement its financial statements, which are presented in accordance with Canadian GAAP.

The Company believes that these measures, together with measures determined in accordance with Canadian GAAP, provide investors with an improved ability to evaluate the underlying performance of the Company.  Non-GAAP measures do not have any standardized meaning prescribed under Canadian GAAP, and therefore they may not be comparable to similar measures employed by other companies. The data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with Canadian GAAP.

CO-PRODUCT AND BY-PRODUCT CASH COSTS

The Company has included cash costs per GEO and cash costs per pound of copper information because it understands that certain investors use this information to determine the Company’s ability to generate earnings and cash flows for use in investing and other activities. The Company believes that conventional measures of performance prepared in accordance with Canadian GAAP do not fully illustrate the ability of its operating mines to generate cash flows. The measures are not necessarily indicative of operating profit or cash flows from operations as determined under Canadian GAAP. Cash costs per GEO are determined in accordance with the Gold Institute’s Production Cost Standard and are calculated on a co-product and by-product basis. Cash costs on a co-product basis are computed by allocating operating cash costs separately to metals (gold and copper) based on an estimated or assumed ratio.  Cash costs on a by-product basis are computed by deducting copper by-product revenues from the calculation of cash costs of production per GEO. Cash costs per GEO and per pound of copper are calculated on a weighted average basis.

Per Gold Equivalent Ounce (“GEO”)

The following tables provide a reconciliation of cost of sales per the financial statements to (i) Co-product Cash Costs per GEO, (ii) Co-product Cash Costs per lb of Copper and (iii) By-product Cash Costs per GEO:

Reconciliation of cost of sales per the financial statements to Co-product Cash Costs per GEO

GEO	In thousands of United States Dollars			United States Dollars per gold equivalent ounce
For the year ended December 31,	2009	2008	2007	2009	2008	2007

Cost of sales (i) (iii)	$479,847	$413,635	$222,408	$517	$519	$529

Adjustments:
Copper contained in concentrate related cash costs (excluding related TCRC’s) (ii)	(118,322)	(119,156)	(67,976)	(127)	(149)	(162)
Treatment and refining costs (TCRC) related to Chapada gold	5,862	5,762	990	6	7	2
Inventory movements and adjustments	(18,277)	2,552	12,801	(20)	3	30
Commercial selling costs	(18,816)	(27,304)	(37,000)	(20)	(34)	(88)
Total GEO co-product cash costs (excluding Alumbrera)	$330,294	$275,489	$131,223	$356	$346	$311
Mineral Alumbrera (12.5% interest) GEO cash costs	19,667	26,616	5,813	372	422	285
Total GEO co-product cash costs (iii)	$349,961	$302,105	$137,036	$357	$352	$311
Commercial GEO produced excluding Alumbrera	928,097	796,152	420,606
Commercial GEO produced including Alumbrera	980,847	859,202	441,002

GEO For the three months ended December	In thousands of United States Dollars		United States Dollars per gold equivalent ounce
31,	2009	2008	2009	2008

Cost of sales (i) (iii)	$141,696	$102,736	$510	$521

Adjustments:
Copper contained in concentrate related cash costs (excluding related TCRC’s) (ii)	(33,025)	(27,319)	(120)	(138)
Treatment and refining costs (TCRC) related to Chapada gold	1,261	1,475	5	7
Inventory movements and adjustments	(9,404)	2,034	(34)	10
Commercial selling costs	2,217	(6,308)	8	(32)

Total GEO co-product cash costs (excluding Alumbrera)	$102,745	$72,618	$369	$368
Mineral Alumbrera (12.5% interest) GEO cash costs	3,163	6,755	274	323
Total GEO co-product cash costs (iii)	$105,908	$79,373	$366	$364
Commercial GEO produced excluding Alumbrera	277,912	197,155
Commercial GEO produced including Alumbrera	289,456	218,069

(i)                        Cost of sales includes non-cash items including the impact of the movement in inventory.

(ii)                    Costs directly attributed to a specific metal are allocated to that metal.  Costs not directly attributed to a specific metal are allocated based on relative value.  As a rule of thumb, the relative value has been 70-75% copper and 30-25% gold. TCRC’s are defined as treatment and refining charges.

(iii)                Depletion, Depreciation and Amortization is excluded from both total cash costs and cost of sales from continuing operations.

Reconciliation of cost of sales per the financial statements to co-product cash costs per pound of copper

Copper	In thousands of United States Dollars			United States Dollars per pound of copper
For the year ended December 31,	2009	2008	2007	2009	2008	2007

Cost of sales (i) (iii)	$479,847	$413,635	$222,408	$3.33	$2.97	$1.81

Adjustments:
GEO related cash costs (excluding related TCRC’s) (ii)	(324,433)	(269,727)	(130,233)	(2.25)	(1.94)	(1.06)
Treatment and refining costs (TCRC) related to Chapada copper	24,555	23,273	20,512	0.17	0.17	0.17
Inventory movements and adjustments	(18,277)	2,552	12,801	(0.13)	0.02	0.10
Commercial selling costs	(18,816)	(27,304)	(37,000)	(0.13)	(0.20)	(0.30)
Total Copper co-product cash costs (excluding Alumbrera)	$142,876	$142,429	$88,488	$0.99	$1.02	$0.72
Mineral Alumbrera (12.5% interest) Copper cash costs	59,308	72,682	16,188	1.50	1.68	1.42
Total Copper co-product cash costs (iii)	$202,184	$215,111	$104,676	$1.10	$1.17	$0.78
Copper produced excluding Alumbrera (millions of lbs)	144.0	139.3	122.9
Copper produced including Alumbrera (millions of lbs)	183.4	182.5	134.3

Copper For the three months ended December	In thousands of United States Dollars		United States Dollars per pound of copper
31,	2009	2008	2009	2008

Cost of sales (i) (iii)	$141,696	$102,736	$3.83	$2.79

Adjustments:
GEO related cash costs (excluding related TCRC’s) (ii)	(101,484)	(71,143)	(2.75)	(1.93)
Treatment and refining costs (TCRC) related to Chapada copper	5,862	5,917	0.16	0.16
Inventory movements and adjustments	(9,404)	2,034	(0.25)	0.06
Commercial selling costs	2,217	(6,308)	0.06	(0.18)
Total Copper co-product cash costs (excluding Alumbrera)	$38,887	$33,236	$1.05	$0.90

Mineral Alumbrera (12.5% interest) Copper cash costs	13,246	17,160	1.23	1.10
Total Copper co-product cash costs (iii)	$52,133	$50,396	$1.09	$0.96
Copper produced excluding Alumbrera (millions of lbs)	37.0	36.8
Copper produced including Alumbrera (millions of lbs)	47.8	52.4

(i)                                  Cost of sales includes non-cash items including the impact of the movement in inventory.

(ii)                              Costs directly attributed to a specific metal are allocated to that metal.  Costs not directly attributed to a specific metal are allocated based on relative value.  As a rule of thumb, the relative value has been 70-75% copper and 30-25% gold.  TCRC’s are defined as treatment and refining charges.

(iii)                          Depletion, Depreciation and Amortization is excluded from both total cash costs and cost of sales from continuing operations.

Reconciliation of cost of sales per the financial statements to by-product cash costs per GEO

GEO	In thousands of United States Dollars			United States Dollars per gold equivalent ounce
For the year ended December 31,	2009	2008	2007	2009	2008	2007

Cost of sales (i)	$479,847	$413,635	$222,408	$517	$520	$529

Adjustments:
Chapada treatment and refining costs related to gold and copper	30,417	29,035	21,502	33	36	51
Inventory movements and adjustments	(18,277)	2,649	12,801	(20)	3	30
Commercial selling costs	(18,816)	(27,304)	(37,000)	(20)	(34)	(88)
Chapada copper revenue including copper pricing adjustment	(315,324)	(340,636)	(369,569)	(340)	(428)	(879)
Total GEO by-product cash costs (excluding Alumbrera)	$157,847	$77,379	$(149,858)	$170	$97	$(357)
Mineral Alumbrera (12.5% interest) by-product cash costs	(37,070)	(19,168)	(16,643)	(703)	(304)	(816)
Total GEO by-product cash costs (i)	$120,777	$58,211	$(166,501)	$123	$68	$(378)
Commercial GEO produced excluding Alumbrera	928,097	796,152	420,606
Commercial GEO produced including Alumbrera	980,847	859,202	441,002

GEO For the three months ended December	In thousands of United States Dollars		United States Dollars per gold equivalent ounce
31,	2009	2008	2009	2008

Cost of sales (i)	$141,696	$102,736	$509	$521

Adjustments:
Chapada treatment and refining costs related to gold and copper	7,123	7,392	26	37
Inventory movements and adjustments	(9,404)	2,034	(34)	10
Commercial selling costs	2,217	(6,308)	8	(32)
Chapada copper revenue including copper pricing adjustment	(110,617)	27,054	(398)	138
Total GEO by-product cash costs (excluding Alumbrera)	$31,015	$132,908	$111	$674
Mineral Alumbrera (12.5% interest) by-product cash costs	(19,983)	11,239	(1,731)	544
Total GEO by-product cash costs (i)	$11,032	$144,147	$38	$661
Commercial GEO produced excluding Alumbrera	277,912	197,155
Commercial GEO produced including Alumbrera	289,456	218,069

(i)                                  Depletion, Depreciation and Amortization is excluded from both total cash costs and cost of sales from continuing operations.

ADJUSTED EARNINGS OR LOSS AND ADJUSTED EARNINGS OR LOSS PER SHARE

The Company uses the financial measures “Adjusted Earnings or Loss” and “Adjusted Earnings or Loss per share” to supplement information in its consolidated financial statements. The Company believes that in addition to conventional measures prepared in accordance with GAAP, the Company and certain investors and analysts use this information to evaluate the Company’s performance. The presentation of adjusted measures are not meant to be a substitute for net earnings or loss or net earnings or loss per share presented in accordance with GAAP, but rather should be evaluated in conjunction with such GAAP measures. Adjusted Earnings or Loss and Adjusted Earnings or Loss per share are calculated as net earnings excluding (a) stock-based compensation, (b) foreign exchange (gains) losses, (c) unrealized (gains) losses on commodity derivatives, (d) impairment losses, (e) future income tax expense (recovery) on the translation of foreign currency inter-corporate debt, (f) write-down of investments and other assets and any other non-recurring adjustments. Non-recurring adjustments from unusual events or circumstances, such as the unprecedented volatility of copper prices in the fourth quarter of 2008, are reviewed from time to time based on materiality and the nature of the event or circumstance. Earnings adjustments reflect both continuing and discontinued operations.

The terms “Adjusted Earnings (Loss)” and “Adjusted Earnings (Loss) per share” do not have a standardized meaning prescribed by Canadian GAAP, and therefore the Company’s definitions are unlikely to be comparable to similar measures presented by other companies. Management believes that the presentation of Adjusted Earnings or Loss and Adjusted Earnings or Loss per share provide useful information to investors because they exclude non-cash and other charges and are a better indication of the Company’s profitability from operations. The items excluded from the computation of Adjusted Earnings or Loss and Adjusted Earnings or Loss per share, which are otherwise included in the determination of net earnings or loss and net earnings or loss per share prepared in accordance with Canadian GAAP, are items that the Company does not consider to be meaningful in evaluating the Company’s past financial performance or the future prospects and may hinder a comparison of its period-to-period profitability. A reconciliation of Adjusted Earnings to net earnings as well as a discussion of the adjusting items is provided in Section 4 “Overview of Financial Results” for both the yearly and quarterly reconciliations.

CASH FLOWS FROM OPERATIONS BEFORE CHANGES IN NON-CASH WORKING CAPITAL

The Company uses the financial measure “cash flows from operations before changes in non-cash working capital” or “cash flows from operating activities before changes in non-cash working capital” to supplement its consolidated financial statements. The presentation of cash flows from operations before changes in non-cash working capital is not meant to be a substitute for cash flows from operations or cash flows from operating activities presented in accordance with Canadian GAAP, but rather should be evaluated in conjunction with such Canadian GAAP measures. Cash flows from operations before changes in non-cash working capital excludes the non-cash movement from period-to-period in working capital items including accounts receivable, advances and deposits, inventory, accounts payable and accrued liabilities.

The terms “cash flows from operations before changes in non-cash working capital” or “cash flows from operating activities before changes in non-cash working capital” do not have a standardized meaning prescribed by Canadian GAAP, and therefore the Company’s definitions are unlikely to be comparable to similar measures presented by other companies. The Company’s management believes that the presentation of cash flows from operations before changes in non-cash working capital provides useful information to investors because it excludes the non-cash movement in working capital items and is a better indication of the Company’s cash flows from operations and considered to be meaningful in evaluating the Company’s past financial performance or the future prospects. The Company believes that conventional measure of performance prepared in accordance with Canadian GAAP does not fully illustrate the ability of its operating mines to generate cash flows.

The following table provides a reconciliation of cash flows from operating activities of continuing operations before changes in non-cash working capital:

	Year ended			Three months ended
	December 31, 2009	December 31, 2008	December 31, 2007	December 31, 2009	December 31, 2008

Cash flows from operating activities of continuing operations	$528,026	$237,414	$242,873	$211,206	$79,769

Adjustments:

Net change in non-cash working capital	(32,407)	173,786	1,459	(55,981)	(44,968)

Cash flows from operating activities of continuing operations before changes in non-cash working capital	$495,619	$411,200	$244,332	$155,225	$34,801

GROSS MARGIN

The Company uses the financial measure “gross margin” to supplement its consolidated financial statements. The presentation of gross margin is not meant to be a substitute for net earnings presented in accordance with Canadian GAAP, but rather should be evaluated in conjunction with such Canadian GAAP measures. Gross margin represent the amount of revenues in excess of cost of sales. It may be expressed in terms of percentage of revenues, both in total amount or on a per GEO basis.

The terms “gross margin” does not have a standardized meaning prescribed by Canadian GAAP, and therefore the Company’s definitions is unlikely to be comparable to similar measures presented by other companies. The Company’s management believes that the presentation of gross margin provides useful information to investors because it excludes the non-cash operating cost items such as depreciation, depletion and amortization and accretion for asset retirement obligations and considers this non-GAAP measure meaningful in evaluating the Company’s past financial performance or the future prospects. The Company believes that conventional measure of performance prepared in accordance with Canadian GAAP does not fully illustrate the ability of its operating mines to generate cash flows.

The following table provides a reconciliation of gross margin:

	Year ended			Three months ended
	December 31, 2009	December 31, 2008	December 31, 2007	December 31, 2009	December 31, 2008

Revenues	$1,183,314	$949,362	$693,365	$399,825	$87,831

Cost of sales excluding depletion, depreciation and amortization	(479,847)	(413,635)	(222,408)	(141,695)	(102,736)
Gross Margin	$703,467	$535,727	$470,957	$258,130	$(14,905)

Gross Margin as % of Revenues from continuing operations	59%	56%	68%	65%	-17%
GEO Sold (excluding Alumbrera)	907,851	777,944	420,606	274,356	171,205
Gross Margin per GEO Sold	$775	$689	$1,120	$941	$(87)

7.                                      LIQUIDITY AND CAPITAL RESOURCES

Recent global events have impacted many companies in a variety of industries as a result of tightening in the credit markets. In the face of these challenges, the Company’s liquidity position continues to be stable and reliable as evidenced by increased availability of funds through its recent refinancing of long-term debt described below. In the near-term, the Company expects its liquidity to be positively impacted by higher forecasted production levels, high gold prices, stable demand for precious metals and the rebound of the United States Dollar against other currencies in which the Company operates. The Company anticipates being able to meet all its obligations and is committed to fund its growth through sustaining and expansionary projects.

The following is a summary of liquidity and capital resources balances from continuing operations:

	As at
(in thousands of United States Dollars)	December 31, 2009	December 31, 2008	December 31, 2007
Cash	$170,070	$167,765	$283,646
Working capital	$260,337	$147,444	$163,634

(in thousands of United States Dollars)	December 31, 2009	December 31, 2008	December 31, 2007
Cash flow (for the year ended)
Cash flows from operating activities of continuing operations	$528,026	$237,414	$242,873
Cash flows from operating activities of continuing operations before changes in non-cash working capital items	$495,619	$411,200	$244,332
Cash flows (to) from financing activities of continuing operations	$(64,957)	$131,579	$614,344
Cash flows (to) from investing activities of continuing operations	$(469,916)	$(469,578)	$648,697

Cash and cash equivalents as at December 31, 2009 were $170.1 million remaining relatively unchanged compared to $167.8 million as at December 31, 2008. Factors that could impact on the Company’s liquidity are monitored regularly as part of the Company’s overall Capital Management strategy. Factors that are monitored include but are not limited to the market price of gold and copper, production levels, operating cash costs, capital costs, exploration and discretionary expenditures.

Working capital was $260.3 million as at December 31, 2009, compared to $147.4 million as at December 31, 2008. The 77% increase in working capital is a result of increased operating activities of continuing operations primarily from the Gualcamayo Mine which was commissioned during the year.

Receivables at the end of the year were $102.1 million compared with $24.1 million as at December 31, 2008. Approximately $87.1 million in the current year receivables represents receivables in respect to concentrate sales of which $65.0 million has been collected subsequent to the year end.  Copper concentrate sales are made in accordance with certain smelter off-take agreements whereby provisional payments of approximately 90% are received within 1 to 4 weeks after shipping. Final assays and payment related to these sales are received approximately 2 to 3 months thereafter.

Gold sales are made at spot prices and receivables are settled within less than a month.

OPERATING CASH FLOWS OF CONTINUING OPERATIONS

Cash flows generated from continuing operations before changes in non-cash working capital items for the year were $495.6 million compared to $411.2 million and $244.3 million for the years ended December 31, 2008 and 2007, respectively. The increase is mainly attributed to increases in revenues. Changes in non-cash working capital items for the year were cash inflows of $32.4 million (2007 — outflows of $173.8 million; 2006 — outflows of $1.5 million) mainly from higher accounts payable and accrued liabilities during the year in comparison to 2008 construction activities.

In the fourth quarter of 2009, cash flows to operating activities before changes in non-cash working capital were $155.2 million and cash flows from operating activities after changes in non-cash working capital item were $211.2 million, compared with $34.8 million and $79.8 million, respectively, in the same quarter of 2008. Cash flows from operating activities were higher due to higher gold prices.

Cash inflows from continuing operations after taking into effect changes in working capital items for the year were $528.0 million, compared to inflows of $237.4 million for the year ended 2008 (2007 - inflows of $242.9 million).

FINANCING ACTIVITIES OF CONTINUING OPERATIONS

Cash outflows from financing activities of continuing operations for the year ended December 31, 2009 were $65.0 million compared to cash inflows of $131.6 million in 2008 and included the following:

•      dividends paid of $29.4 million; and

•      long-term debt proceeds of $28.3 million net of long-term debt repayment;

•      $1.4 million received from the exercise of options and warrants;

•      $8.7 million paid for financing and other charges;

During the last quarter of 2009, the Company refinanced its revolving facility increasing its credit limit to $680.0 million.  The following summarizes the terms in respect to this facility as at December 31, 2009:

•      The credit facility is unsecured and has a maturity date of December 16, 2012.

•      Amounts drawn bear interest at a rate of LIBOR plus 1.7% to 4% per annum, depending upon the Company’s leverage ratio defined as the net total debt to rolling 12 months earnings before interest, taxes, depreciation and amortization. The effective interest rate at December 31, 2009 was 5.63%.

•      Undrawn amounts are subject to a commitment fee of 0.81% to 1.2% per annum depending upon the Company’s leverage ratio.

During December 2009, the Company completed a private placement of a total of $270.0 million unsecured fixed-rate senior debt notes in three series as follows:

•      Series A - $15.0 million at a rate of 5.53% with a maturity of December 21, 2014

•      Series B - $73.5 million at a rate of 6.45% with a maturity of December 21, 2016

•      Series C - $181.5 million at a rate of 6.97% with a maturity of December 21, 2019

As at December 31, 2009, the Company has met all of the externally imposed capital requirements relating to the credit facilities.

INVESTING ACTIVITIES OF CONTINUING OPERATIONS

Cash outflows to investing activities of continuing operations were $469.9 million (2008 - $469.6 million) for the year of which approximately $130.5 million relates to expenditures on property, plant and equipment, $289.8 million to mineral properties and $78.5 million to construction. These outflows are comparable to prior year’s expenditures outlining management’s intent to develop and expand existing assets and create new mines.

The following is a summary of capital expenditures by mine:

	Three months ended	Years ended
(in thousands of United States Dollars)	December 31, 2009	December 31, 2009	December 31, 2008	December 31, 2007

Gualcamayo	$15,065	$121,996	$187,190	$65,278
Jacobina	10,671	51,661	87,779	72,027
El Péñon	39,669	105,942	74,898	15,280
Minera Florida	11,898	40,442	50,778	7,200
Chapada	29,406	112,501	34,492	38,864
Mercedes	4,394	16,333	19,202	2,718
Fazenda Brasileiro	6,300	15,463	11,640	1,397
Pilar	13,543	25,454	11,125	4,605
Agua Rica	1,391	3,932	7,821	3,372
Other	6,479	5,033	11,858	21,779
Total capital expenditures on continuing operations (i)	$138,816	$498,757	$496,783	$232,520

(i)           Includes construction, fixed assets, exploration, feasibility and capitalized interest costs.

8.             CAPITALIZATION

Shareholders’ equity as at December 31, 2009 was $6.8 billion compared to $6.5 billion as at December 31, 2008.

The following table sets out the common shares, warrants and options outstanding as at December 31, 2009:

(in thousands)	Actual outstanding as at December 31, 2009	Weighted average year-to-date (i)	Weighted average Q4 (i)
Common shares	733,411	733,093	733,318
Warrants	14,497	169	1,127
Options	5,812	973	1,502
Total	753,720	734,235	735,947

(i)           The weighted average number of shares excludes anti-dilutive options and warrants.

Of the total number of warrants outstanding, approximately 9.2 million warrants are publicly traded with an average weighted exercise price of Cdn$11.05.

SHARE CAPITAL

As at December 31, 2009, the Company had 733.4 million (December 31, 2008 - 732.8 million; December 31, 2007 - 668.4 million) common shares outstanding. The basic weighted average number of common shares outstanding was 733.1 million shares for the year and 733.3 million shares for the quarter ended December 31, 2009.

The Company issued a total of 0.6 million common shares during the year in connection with the exercise of stock options, share appreciation rights and warrants.

As of March 1, 2010, the total number of shares outstanding are 740.6 million.

WARRANTS

As at December 31, 2009, the Company had a total of 14.5 million (December 31, 2008 - 14.5 million; December 31, 2007 - 46.9 million) share purchase warrants outstanding. Expiry dates on share purchase warrants range from February 2010 to May 2011, and exercise prices range from Cdn$10.42 to Cdn$19.08. All outstanding warrants were exercisable at an average weighted exercise price of Cdn$13.74 per share (December 31, 2008 — Cdn$13.73 per share; December 31, 2007 - Cdn$6.91 per share). The weighted average remaining life of warrants outstanding was 0.5 years (December 31, 2008 - 1.5 years; December 31, 2007 - 1.2 years).

During 2009, the Company did not issue any additional warrants.

On February 16, 2010, a total of 9.2 million publicly traded warrants with an exercise price of $11.05 expired. A total of 7.1 million common shares were issued for approximately Cdn$78.1 million in respect of the exercise of these warrants.

STOCK-BASED INCENTIVE PLANS

A significant contributing factor to the Company’s future success is its ability to attract and maintain qualified and competent people. To accomplish this, the Company has adopted Stock-Based Incentive Plans designed to advance the interests of the Company by encouraging employees, officers and directors, and consultants to have equity participation in the Company through the acquisition of common shares.

The following table summarizes the stock-based compensation and other stock-based payments for 2009:

	Stock Option Plan		Deferred Share Units (“DSU”)	Restricted Share Units (“RSU”)
	Number of Stock Options (000’s)	Weighted average Exercise Price (Cdn$)	Number of DSU (000’s)	Number of RSU (000’s)

Outstanding, beginning of period	5,065	$9.21	273	1,128
Granted	1,524	9.92	332	802
Exercised	(551)	9.42	—	—
Vested and converted to common shares	—	—	—	(327)
Expired and forfeited	(226)	9.98	—	(254)
Outstanding, end of year	5,812	$9.29	605	1,349
Exercisable, end of year	4,852	$9.16

9.             GENERAL AND ADMINISTRATIVE EXPENSES

General and administrative expenses were $101.4 million for the year ended December 31, 2009 compared with $68.7 million in 2008 (2007 - $66.2 million).

General and administrative and other expenses were higher for 2009 as capitalization of general and administrative expenses in respect to the construction of Gualcamayo ceased in 2009 based on completion of commissioning of the mine at the end of June 2009. Additionally, it included higher employee-related compensation including non-cash stock-based compensation resulting from the administration of growing operations. Most of the general and administrative expenses are also incurred in currencies other than the United States Dollar, therefore will vary  period-to-period according to exchange rate movements relative to the US dollar resulting in increased volatility on the Company’s earnings.

General and administrative expenses for the fourth quarter were $40.5 million (2008 - $12.4 million).  General and administrative expenses for the fourth quarter included stock-based and other compensation of $15.4 million which has been included as an adjusting item in the calculation of adjusted earnings (A cautionary note regarding non-GAAP measures is included in Section 6 of this Management’s Discussion and Analysis).

10.          FOREIGN EXCHANGE

The Company’s revenues are denominated in United States Dollars (USD).  However, the Company’s operating expenses are incurred predominantly in Brazilian Reais (BRL), Chilean Pesos (CLP), Argentine Pesos (ARG) and to a lesser extent in Canadian Dollars (CAD), United States Dollars and Mexican Pesos. Accordingly, fluctuations in the exchange rates can significantly impact the results of operations.

In 2009, the Company recognized foreign exchange gains of $74.5 million. This compares to a foreign exchange gain of $131.9 million for 2008 and a loss of $42.3 million in 2007. The gains arose mainly from foreign exchange effect on future income tax liabilities recognized on business acquisitions. A strong United States Dollar versus the currencies of the countries in which the Company operates contributed to the gains.

The Company entered into certain hedge contracts where the value of the Real has been fixed against the United States Dollar. These hedges are further described in Section 14, Derivatives.

The following table summarizes the movement in key currencies vis-à-vis the United States Dollar:

	Three months ended
	December 31, 2009	December 31, 2008	Variance
Average Exchange Rate
USD-CAD	1.0579	1.2101	-12.6%
USD-BRL	1.7476	2.2908	-23.7%
USD-ARG	3.8261	3.3363	14.7%
USD-CLP	529.1082	644.4283	-17.9%

	Twelve months ended
	December 31, 2009	December 31, 2008	Variance	December 31, 2007	Variance
Average Exchange Rate
USD-CAD	1.1417	1.0667	7.0%	1.0744	6.3%
USD-BRL	2.0085	1.8402	9.1%	1.9516	2.9%
USD-ARG	3.7385	3.1709	17.9%	3.1218	19.8%
USD-CLP	569.8881	523.9220	8.8%	522.3674	9.1%
Period-end Exchange Rate
USD-CAD	1.0491	1.2228	-14.2%	0.9820	6.8%
USD-BRL	1.7343	2.3560	-26.4%	1.7741	-2.2%
USD-ARG	3.8142	3.4571	10.3%	3.1500	21.1%
USD-CLP	499.7680	647.9950	-22.9%	497.7000	0.4%

11.          INVESTMENTS AND INVESTMENT INCOME

INVESTMENTS

As at December 31, 2009, the Company had total investments of $56.4 million compared with $12.5 million in the prior year. The increase was mainly a result of $42.9 million higher available-for-sale securities from $3.3 million in the prior year mainly from the shares received as consideration on the sale of San Andrés. Total investments also include $10.1 million in Master Asset Vehicle II notes and Auction Rate Securities. In January 2010, subsequent to the year ended December 31, 2009, the Company entered into an agreement to sell all of its MAV II notes for proceeds of Cdn$7.5 million. The Company does not expect to record a material gain or loss on this transaction.

INVESTMENT AND OTHER BUSINESS INCOME

Investment and other business income was $22.2 million for the year compared to a loss of $27.3 million for 2008 (2007 — income of $12.5 million). The decrease in expenses is largely the result of the Company’s recognition of investment write-offs on its available-for-sale and auction rate securities in the prior year with no current year comparatives.

Investment and other business income was $0.1 million for the fourth quarter compared to a loss of $12.8 million for the comparative period in 2008 (2007 - expenses $6.4 million). The decrease in expenses is largely the result of the Company’s recognition of investment write-offs on its available-for-sale and auction rate securities in the prior year with no current year comparatives.

12.          INCOME TAXES

The Company recorded an income tax expense of $136.6 million for the year.   This compares to a tax expense of $25.7 million for 2008 and a tax expense of $62.6 million for 2007.  The current year income tax provision mainly reflects a current income tax expense of $82.1 million for 2009 and a future income tax expense of $54.4 million.  The expense reflects the current taxes incurred in our Brazilian, Chilean and Argentinean mines.  The expense increased the future tax liability on inter-company loans.

The tax rate on adjusted earnings is summarized as follows:

	2009	2008	2007

Earnings from continuing operations before income taxes, equity earnings and non-controlling interest	$317,257	$479,321	$193,749
Adjustments to earnings (Section 4)	105,329	(180,121)	87,322
Adjusted earnings from continuing operations before income taxes, equity earnings and non-controlling interest	$422,586	$299,200	$281,071
Income tax expense	$(136,559)	$(25,727)	$(62,589)
Adjustments to income tax expense (Section 4) (excluding discontinued operations)	(20,735)	5,312	(33,459)
Future tax expense on intercompany debt (Section 4)	51,578	(37,243)	14,478
Adjusted income tax expense	$(105,716)	$(57,658)	$(81,570)
Tax rate on adjusted earnings	25.0%	19.3%	29.0%

The tax rate on adjusted earnings has been in the range of 25-30%, with the exception of 2008 which was due to lower earnings in mines with higher tax rates. The consolidated balance sheet reflects recoverable tax installments in the amount of $12.3 million and an income tax liability of $42.8 million. Additionally, the balance sheet reflects a future income tax asset of $150.0 million and a future income tax liability of $1.7 billion.

The Company has approximately $200.9 million of tax losses available for carry forward in Brazil.  Approximately 47.5% of these losses have been recognized as a tax asset.  The Company expects to use these losses against future income from operating mines in Brazil.

The majority of the future tax liability arises on the allocation of the purchase price of acquisitions to the underlying assets as the tax basis of these assets did not increase.  Future tax liabilities relating to the operating mines will reverse as the assets are depreciated or depleted.  The future tax liabilities relating to exploration potential will not reverse until the property becomes a mine, is written off, or is sold.  The largest components of the future tax liabilities relate to:

(in thousands of dollars)
Gualcamayo	$212,000
Agua Rica	$329,000
El Peñón	$305,000
Exploration Potential	$578,000

The Company has exposure to foreign exchange fluctuations in Brazil.  As the Real strengthened by 26.1% throughout the year vis-à-vis the United States Dollar, from a rate of 2.3560 as at December 31, 2008 to a rate of 1.7412 as at December 31, 2009, it resulted in a future income tax expense of approximately $51.6 million on the revaluation of United States Dollar denominated inter-corporate debt, although the debt is eliminated on consolidation.

The income tax expense reported from period to period will vary depending on the foreign currency exchange rate in effect in the period. However, the income tax on inter-company debt is payable only if and when the debt is repaid and therefore, if the debt is not repaid, the income tax payable will not have to be paid. Likewise, the actual amount of taxes payable will depend on the foreign exchange rate in effect at the time that the inter-corporate debt is repaid.

The Company’s combined Canadian federal and provincial statutory tax rate was 33.0% (2008 - 33.5%; 2007 - 36.1%). There are a number of factors that affect the Company’s effective tax rate including the rate differential and proportion of income earned in each jurisdiction, tax benefits that were not recognized, foreign currency gains and losses and changes in tax rates. As a result, the Company’s effective tax rate may fluctuate from period to period. A reconciliation of the Company’s statutory rate to the effective tax rate is provided in Note 21 to the consolidated financial statements.

13.          CLOSURE AND RECLAMATION COSTS

The asset retirement obligations relate to reclamation and closure costs relating to the Company’s mine operations and projects under development. As at December 31, 2009, the obligation increased to $133.2 million compared with $74.0 million in 2008 mainly from the completion of the Gualcamayo mine as well as other projects in existing mines. Reclamation and closure costs of the mines and projects are incurred in Brazilian Reais, Chilean Pesos, Argentine Pesos and United States Dollars and are thus subject to translation gains and losses from one reporting period to the next in accordance with the Company’s accounting policy for foreign currency translation of monetary items.

The Company accrues reclamation and closure costs at their fair value. Fair value is determined as the discounted future cash expenditures. Significant management judgments and estimates are made when estimating reclamation and closure costs. Reclamation and closure costs are estimated based on the Company’s interpretation of current regulatory requirements and are amortized over the life of each mine on a unit-of-production basis.

Accretion charged to 2009 earnings was $2.3 million compared to $1.8 million in 2008 (2007 - $1.4 million).

Reclamation expenditures during the year were $4.1 million compared to $5.6 million in 2008 (2007 - $4.7 million).

14.          DERIVATIVES

The Company recorded realized losses on the settlement of commodity derivatives of $18.7 million in 2009 compared with $10.0 million of realized loss in 2008 (2007 — loss of $17.1 million).

Additionally, the Company recorded unrealized gains on commodity derivative contracts of $105.4 million for the year ended December 31, 2009. This compares to an unrealized gain of $166.2 million in 2008 (2007 — loss of $28.4 million). Included in cost of sales are currency derivative contracts realized gains in the amount $10.1 million (2008 - $14.4 million) and included in interest and financing expenses are realized losses in the amount of $16.2 million (2008 — $5.1 million) in respect to the interest rate swaps.

COMMODITY HEDGING

The Company enters into commodity forward contracts to mitigate commodity price risk and enable business planning with greater certainty. From time to time, the Company may enter into long call options to ensure its participation in commodity price increases.

The Company has a copper hedging program that was designed to mitigate risks to earnings and cash flows from its Chapada mine. Hedging copper also provides further leverage to gold prices and increases the impact of gold on the Company’s unhedged revenues.

The copper derivatives provide an effective economic hedge against downward movements in the copper price allowing the Company to manage metal price risk and enable business planning with certainty. As Chapada produces a concentrate of copper and gold which is sold in concentrate form, under accounting rules, hedge accounting is not permitted. However, the Company has concluded that the above mentioned financial instruments provide an effective means for the Company to manage metal price risk and enable business planning with greater certainty. In accordance with derivative accounting rules changes, the fair value of the financial instruments are reflected in current earnings from period to period. This accounting results in fluctuations in net earnings from period to period until such time as the contracts are closed. The unrealized mark-to-market gain (loss) represents the value on notional cancellation of these contracts based on market values as at December 31, 2009 and does not represent an economic obligation for the Company nor does it represent an estimate of future gains or losses.

As at December 31, 2009, the Company had a total of approximately 1.4 million pounds under open forward contracts at an average strike price of approximately $3.01 per pound of copper and maturity dates in 2010. The program requires no cash margin, collateral or other security from the Company.

CURRENCY HEDGING

As at December 31, 2009, the Company held forward contracts to hedge against the risk of an increase in the value of the Real versus the United States Dollar with respect to a portion of the expected Real expenditures.

These contracts fix the rate of exchange for the sale of approximately 191.4 million Reais at an average rate of 2.2144 Real to the United States Dollar and have been designated against forecast Reais denominated expenditures as a hedge against the variability of the United States Dollar amount of those expenditures caused by changes in the currency exchange rates for 2009 through to April 2011. Of this total, 171.4 million Reais is hedged for 2010 and approximately 20.0 million Reais for 2011. The effective portion of changes in the fair value of the currency contracts has been recorded in Other Comprehensive Income (OCI) until the forecast expenditure impacts earnings. The ineffective portion of changes in the fair value of the currency contracts has been recorded in current earnings.

The currency hedge has been accounted for as a cash flow hedge with the effective portion of $41.0 million for 2009 credited to other comprehensive income and the ineffective portion of $0.9 million taken to income in 2009.

The following table summarizes the details of the currency hedging program as at December 31, 2009:

(quantities in thousands)

	Jacobina		Fazenda Brasileiro		Chapada		Total
Year of Settlement	Brazilian Real Notional Amount	Contract Fixed Rate	Brazilian Real Notional Amount	Contract Fixed Rate	Brazilian Real Notional Amount	Contract Fixed Rate	Brazilian Real Notional Amount	Weighted Average Contract Rate	Market rate as at Dec. 31, 2009

2010	53,266	2.4395	34,200	2.3900	83,907	2.0925	171,373	2.2477	1.7343
2011	—	—	—	—	20,000	1.9650	20,000	1.9650	1.7343
	53,266	2.4395	34,200	2.3900	103,907	2.0667	191,373	2.2144	1.7343

Subsequent to the end of 2009, the Company entered into additional forward contracts to hedge approximately 560.1 million Reais at an average rate of 2.1313. As part of the new contracts an additional 63.8 million Reais is hedged for 2010, approximately 238.2 million Reais for 2011 and approximately 258.1 million Reais for 2012.

INTEREST RATE HEDGING

The Company is exposed to interest rate risk on its variable rate debt.  As at December 31, 2009, the Company has a total of $231.6 million in interest rate swap agreements to convert floating rate financing to fixed rate financing effective until 2012. These contracts fix the rate of interest on the Company’s long-term debt at 4.36%. The effective portion of changes in the fair value of the interest rate swaps has been recorded in Other Comprehensive Income until the forecast interest expense impacts earnings. The ineffective portion of changes in the fair value of the interest rate swaps have been recorded in current earnings.

The interest rate hedge has been accounted for as cash flow hedge with the effective portion of the hedge of $22.2 million gain for the year ended December 31, 2009 recorded in other comprehensive income.

At December 31, 2009, the Company’s long-term debt was at fixed rates, hence there is no market risk arising from fluctuations in floating interest rate.

15.          CONTRACTUAL COMMITMENTS

Day-to-day mining and administrative operations give rise to contracts requiring agreed upon future minimum payments. Management is of the view that such commitments will be sufficiently funded by current working capital, available credit facilities which provide access to additional funds and future operating cash flows.

As at December 31, 2009, the Company is contractually committed to the following:

(in thousands of United States Dollars)	2010	2011	2012	2013	2014	Thereafter	Total
Mine operating/construction and service contracts and other	$172,621	$110,543	$56,734	$41,516	$38,740	$25,117	$445,271
Long-term debt principal repayments (i)	—	—	267,632	—	15,000	255,000	537,632
Asset retirement obligations (undiscounted)	11,199	11,330	11,175	5,947	4,553	186,628	230,832
	$183,820	$121,873	$335,541	$47,463	$58,293	$466,745	$1,213,735

(i)          Excludes interest expense.

16.          CONTINGENCIES

Due to the size, complexity and nature of the Company’s operations, various legal and tax matters arise in the ordinary course of business. The Company accrues for such items when a liability is both probable and the amount can be reasonably estimated.  In the opinion of management, these matters will not have a material effect on the consolidated financial statements of the Company.

In 2004, a former director of Northern Orion commenced proceedings in Argentina against Northern Orion claiming damages in the amount of $177 million for alleged breaches of agreements entered into by the plaintiff.  The plaintiff alleged that the agreements entitled him to a pre-emption right to participate in acquisitions by Northern Orion in Argentina and claimed damages in connection with the acquisition by Northern Orion of its 12.5% equity interest in the Alumbrera project.  On August 22, 2008, the National Commercial Court No. 8 of the City of Buenos Aires issued a first-instance judgment rejecting the claim. The plaintiff appealed this judgment and a decision of the appellate court is pending. While the Company continues to consider that the plaintiff’s allegations are unfounded and has been advised by its Argentine counsel that the appeal is unlikely to be successful; the outcome is not certain.   There is no assurance that the Company will be wholly successful in confirming the first-instance judgment at appellate courts. There have not been any significant developments on this matter during the current year.

17.          OFF-BALANCE SHEET ARRANGEMENTS

The Company does not have any material off-balance sheet arrangements.

18.          GOLD AND COPPER MARKETS

For the year ended December 31, 2009, spot gold prices averaged $972 per ounce representing an increase of approximately 11% from the comparative period of 2008.

The Company’s revenue and profitability are highly dependent on spot gold prices as its principal product is sold at spot prices in world markets. Gold prices continue to be driven by positive market fundamentals. Decreasing mine supply, steady investment demand, and strong physical demand for small bars, coins and rebounding jewelry demand have all been supportive of a rising gold price. Additionally, gold’s appeal as a hedge against inflation and the United States Dollar has continued to underpin historically high prices. Due to these factors, the Company expects gold prices to remain well supported in the near to mid-term, although, with a high degree of market volatility.

For the year ended December 31, 2009, spot copper prices averaged $2.35 per pound representing a decrease of 26% compared with 2008.

Copper prices rebounded strongly since their collapse in late 2008 due to inventory restocking, purchases for strategic stockpiles by Chinese buyers and steady investment demand. Prospects for advancing global growth for 2010 also supported a rising copper price during 2009. The Company expects that copper prices will remain well above long-term averages as the global supply demand balance in copper is expected to remain relatively tight by historical standards.

19.          MINERAL RESERVE AND MINERAL RESOURCE ESTIMATES

The figures for mineral reserves and mineral resources are determined in accordance with National Instrument 43-101, issued by the Canadian Securities Administrators. This National Instrument lays out the standards of disclosure for mineral projects including rules relating to the determination of mineral reserves and mineral resources. This includes a requirement that a “qualified person” (as defined under the NI 43-101) supervise the preparation of the mineral reserves and mineral resources reports. The Company’s reserve reports are reviewed by Evandro Cintra, Senior Vice President Technical Services, who is a qualified person.

Complete information relating to mineral reserves and mineral resources indicating tonnage and grade for the various mines and projects is contained in a complete mineral resource and mineral reserve table accompanying the 2009 annual report.

The company replaced reserves mined from continuing operations with proven and probable reserves for continuing operations of 17.6 million ounces of contained gold (December 31, 2008 — 17.6 million excluding discontinued operations of 1.8 million), 162 million ounces of contained silver and 11.2 billion pounds of contained copper as of December 31, 2009 based on a gold price of $825 per ounce (except for Fazenda Brasileiro based on $776 per ounce, C1 Santa Luz based on $750 per ounce and Agua Rica, based on $425 per ounce and $1.10 per lb for copper), a silver price of $14.00 per ounce and a copper price of $2.25 per pound.

The Company had 162.1 million ounces of contained silver from the El Peñón and Minera Florida mines and the Mercedes and Agua Rica projects as at December 31, 2009.

Mineral reserves as at December 31, 2009 were estimated using the following price assumptions:

	Gold price per oz / Copper price per lb
Mine/Project	2009	2008	2007
Chapada	$825 / $2.25	$700 / $1.85	$575 / $1.75
El Peñón	$825	$700	$575
Jacobina	$825	$700	$575
Gualcamayo	$825	$700	$575

Fazenda Brasileiro	$776	$700	$575
Mercedes	$825	$700	n/a
Ernesto/Pau-a-Pique	$825	$700	$575
C1 Santa Luz	$750	$700	$575
Alhue	$825	$700	$575

Proven and probable reserves for Chapada were 2.2 million contained gold ounces and 2.2 billion pounds of contained copper. This compares to 2.5 million ounces of contained gold ounces and 2.4 billion pounds of contained copper as at December 31, 2008. Current resource estimates include 745,000 contained gold ounces of measured and indicated resources plus an additional 661,000 contained gold ounces of inferred resources. Contained copper resources include 797 million pounds of measured and indicated resources plus an additional 823 million pounds of inferred resources. A 17-year mine life is contemplated for Chapada based on current throughput.

The Company was successful in developing a decline which exposed the vein at the Mercedes Project. The reserves as at December 31, 2009 were 624,000 contained ounces of gold. Total measured and indicated resources at year end were 128,000 contained ounces plus an additional 359,000 contained ounces of inferred resources. A pre-feasibility study was commissioned.

Proven and probable reserves decreased by 570,000 contained ounces at the Gualcamayo mine as a result of a reinterpretation of the QDD ore body and mining depletion. Total proven and probable gold ounces were 2.3 million contained ounces and current resource estimates include 802,000 measured and indicated ounces and 615,000 ounces of inferred resources.

At Jacobina, new proven and probable reserve ounces exceed mined ounces with 1.5 million contained ounces at the end of the year. Additionally, more than 50% of reserves are in the proven category.  Resources were upgraded from Inferred to Measured and Indicated for a total of 1.4 million contained ounces of Measured and Indicated resources at the end of the year. Inferred resources were previously determined on geological modeling and Yamana has reduced total Inferred resources pending further drilling that will lead to better geological modeling. Average grades improved in all reserve and Measured and Indicated resource categories vis-à-vis the prior year.

It should be noted that mineral reserves and mineral resources are estimates only. There are numerous uncertainties inherent in estimating mineral reserves and mineral resources, including many factors beyond the Company’s control. Such estimation is a subjective process, and the accuracy of any mineral reserve or mineral resource estimate is a function of the quantity and quality of available data and of the assumptions made and judgments used in engineering and geological interpretation.

Fluctuations in gold and copper prices, results of drilling, metallurgical testing and production and the evaluation of mine plans subsequent to the date of any estimate may require revision of such estimate. The volume and grade of mineral reserves mined and processed and recovery rates may not be the same as currently anticipated. Any material reductions in estimates of mineral reserves and mineral resources, or of the Company’s ability to extract these mineral reserves, could have a material adverse effect on the Company’s results of operations and financial condition. Depreciation and amortization using the units-of-production would be impacted by a change in mineral reserves and/or mineral resources.

20.          EXPLORATION AND DEVELOPMENT

The Company continues to actively explore its exploration targets around existing mines and its efforts to look for new opportunities and on the ground purchases elsewhere in the Americas. The Company is largely focused on developing its future based on its exploration successes and organic growth.

The following is a summary of the exploration and development expenditures:

	Year ended December 31,
(in millions of United States Dollars)	2009	2008	2007

Exploration capitalized	$45.2	$62.1	$40.9
Exploration expensed	20.4	19.4	—
Total Exploration	$65.6	$81.5	$40.9

The following summary highlights key updates from the exploration and development program at the Company since the third quarter.

BRAZIL

Ernesto/Pau-a-Pique

On January 26, 2010, the Company announced a formal decision for the construction of its Ernesto/Pau-a-Pique project in southwest Mato Grosso State. The construction decision is based on positive feasibility study results and an expected upgrade in mineral resources as a result of deeper drilling of the ore body. The project has an initial mine life of approximately seven years with current mineral reserves of 710,000 ounces of gold included in measured and indicated mineral resources of 854,000 ounces of gold. The Company believes there is potential to extend the mine life as it continues efforts to upgrade mineral resource ounces to the proven and probable category and expand mineral resources at Ernesto as results demonstrate the deposit is open at depth and down dip.

The Company continues to progress more detailed engineering and an exploration tunnel to facilitate drilling in deeper areas where there are further mineral resources. Yamana also continues to conduct pilot tests on metallurgy and recoveries. Permitting is underway and construction is expected to begin in mid-2010 with production targeted for late 2012.

The key parameters of the feasibility study include proven and probable mineral reserves of 7.1 million tonnes of ore with an average grade of 3.11 g/t for a total to 710,000 gold ounces, which are included in measured and indicated mineral resources of 8.2 million tonnes of ore with an average grade of 3.24 g/t for a total of 854,000 gold ounces, and inferred mineral resources of 4.4 million tonnes with an average grade of 1.79 g/t for a total of 256,000 gold ounces.

Total capital cost is estimated to be approximately $116 million. The internal rate of return of approximately 31% is based on a gold price of $900 per ounce and a Brazilian Real of 1.8 in 2010 and 2.0 thereafter. The initial after-tax net present value is approximately $106 million and is based on a 5% discount rate. Total annual production is expected to average approximately 100,000 ounces of gold over the mine life, with the first two years of production averaging approximately 120,000 ounces, further improving project economics. The payback period for the Ernesto/Pau-a-Pique project is estimated at two years.

The Ernesto/Pau-a-Pique project is located in southwest Mato Grosso State, near Pontes e Lacerda in Brazil. The Pau-a-Pique deposit is approximately 62 kilometres by road south of the Ernesto deposit. The significant existing infrastructure including paved roadways supports the development of Ernesto/Pau-a-Pique as two operating mines with a common processing plant.

Ernesto/Pau-a-Pique represents a modest cost, low capital and high return project contributing 8 to 10% to overall production. Significant potential for mineral resource upgrade serves as a platform for further exploration at the Guapore belt where Yamana has extensive exploration concessions.

Suruca - Chapada

The Company has intersected a new mineralized zone at Suruca, located approximately 6 kilometres northeast of its Chapada Mine in central Brazil.

Drilling intersections show two mineralized levels, the upper level having an average thickness of 70 metres and the lower level having an average thickness of approximately 20 metres.  Exploration drilling to date has defined significant mineral intercepts with continuity along a 500 metre strike length. This mineral trend is wholly within a much larger soil geochemical gold anomaly that extends for over five kilometres on the surface.

These drilling results demonstrate the potential to add ounces from the areas surrounding the mine further extending Chapada’s already long mine life of 17 years. The Company’s efforts have not only been to increase mineral reserves and mineral resources at Chapada, but also to use it as a launching point for a regional exploration program. Suruca represents real potential and is a result of these efforts. Objectives for Chapada in 2010 include defining a mineral resource in the Suruca target by 2011.

Fazenda Brasileiro

At Fazenda Brasileiro, the Company continues to outline significant exploration potential. The mine was originally acquired in 2003 with 2.5 years of mine life remaining based on known mineral reserves. The Company has since been mining at Fazenda Brasileiro for 6 years with production generally in the range of 75,000 to 90,000 ounces per year. Recently two new areas have been discovered, CLX2 and Lagoa do Gato, which give the Company high confidence that significant potential remains at Fazenda Brasileiro. Current efforts and recent discoveries are intended to redefine Fazenda Brasileiro with the possibility, relating to CLX2 and Lagoa do Gato, of discovering a new mine. In 2010, the Company will continue its efforts on replacing mineral reserves and mineral resources at Fazenda Brasileiro and meaningfully increasing mineral reserves and mineral resources in these new areas.

Geophysical interpretation suggests that the Weber structure, which hosts the Fazenda Brasileiro mine, may continue to the northeast through the Rio Itapicuru Greenstone Belt in a zone called Lagoa do Gato, which is located 4 kilometres northeast from Fazenda Brasileiro. This zone consisted of a series of small open pits mined earlier in the 1980s during Fazenda Brasileiro’s heap leach operation. Deeper exploration drilling beneath those pits has intersected mafic lenses with significant high grade mineralization.

Drilling to date has identified three mineralized levels and has been traced for 1,200 metres, all still open along strike. The Lagoa do Gato trend is at least eight kilometres long, defined by a high magnetic signature. A total of 4,000 metres of diamond drilling have been completed to date.

The Company has 20,000 metres of drilling planned for 2010 to continue efforts at these two new areas. At CLX2, 10,000 metres of infill drilling is planned to focus on upgrading the mineral resource and 10,000 metres of exploration drilling is planned for extending Lagoa do Gato.

Jacobina

Exploration at Jacobina in 2009 focused on near mine efforts and has provided a promising new discovery. A structural and stratigraphic analysis undertaken in 2008 concludes that the Serra da Lagartixa area (Lagartixa Hill), located 2.5 kilometres from the mine site, possibly consists of the north continuity of the Canavieiras Block displaced by a main listric fault. Canavieiras is the most significant mineral resource of the Jacobina Mine and the possibility that it continues to the north opens important exploration upside for this mine.

The Lagartixa Block is 1,500 metres long with 300 metres of outcropping mineralized conglomerate reef confirmed by old artisanal mining workings and chip samples. This reef is thought to be the reef called Maneira, which represents the topmost reef of Canavieiras.

Three holes have been completed to date and the positive results to date are confirming the continuity of the Maneira Reef 700 metres down dip and 600 metres along strike. More drilling is necessary to confirm if there is a gap along such continuity. The Company considers these results significant and will concentrate most of 2010 on near mine drilling in this target.

Pilar

In April 2009, the Company delivered an update to Pilar’s inferred mineral resource estimate of 12.6 million tonnes (100%) grading 3.61 g/t gold containing 1.4 million gold ounces, which was a substantial increase in inferred mineral resource of 51% and a grade increase of 48% year over year.

In 2009, the Company completed 26,000 metres of infill drilling spacing 50x50 metres and 7,000 metres of exploration drilling, and also commenced construction of an exploration ramp to determine the continuity of grade.

Drilling in 2009 was focused on extending the main Jordino mineralization down dip and the Company continues to report positive results. The recent extension drilling results, plus the results presented in the previous June 2009 news release, continue to show positive drill intercepts between 100 and 300 metres down dip from the mineral resource update provided in April 2009.

The drilling program for 2010 includes 18,000 metres of extension drilling, of which 50% is expected to be completed by the end of the first quarter of 2010. Drilling continues to be at the main high grade Jordino deposit and the area between Jordino and Tres Buracos as it continues to appear open down plunge and along strike. Efforts continue in 2010 toward an updated mineral resource and reserve estimate, followed by a feasibility study.

Caiamar

Since its purchase in July 2009, Yamana has completed 28 holes totaling 14,000 metres of exploration drilling at the Caiamar target. Caiamar is located approximately 38 kilometres from the Pilar project and just east of the Crixas Greenstone Belt, in the northern portion of a regional Shear Zone within the Guarinos Greenstone Belt. Mineralization consists of arsenopyrite rich quartz breccias hosted in metagraywacke layers.

A total of $3.4 million has been budgeted for regional exploration and 25,000 metres of drilling at Caiamar. The objective of the drill program for the first year will be to assess the potential of the deposit and evaluate the regional potential inside the Caiamar concessions, in addition to defining the ore bodies.

A total of approximately 15,000 metres of drilling has been completed in 2009 with a total of 14,000 metres planned for 2010. Drilling to date has confirmed the occurrence of mineralized shoots along an area of 2.5 kilometres length and 700 metres wide. A mineral resource estimate is targeted for mid-2010.

C1 Santa Luz

The Company continues to progress development work at C1 Santa Luz. Basic engineering has been completed and metallurgical test work is advancing. Permitting and the start-up of mine construction are on track for mid-2010 with production expected to commence mid-2012. During the permitting period, Yamana has undertaken a program to conduct pilot tests on metallurgy and recoveries.

ARGENTINA

Agua Rica

The Company has continued to advance its Agua Rica project in Argentina. Agua Rica is a large scale copper, gold, silver and molybdenum porphyry deposit located in the province of Catamarca near the producing Alumbrera mine. A feasibility study was completed in 2006 and the primary environmental license was issued in 2009.

The Company has completed the first of several studies evaluating certain optimization initiatives over and above the evaluation of the project based on the 2006 feasibility study, all of which are expected to have a positive impact on the project. The optimization initiatives included the following:

1.               New mine plan that reduces the initial overburden and is expected to result in improvements in both capital and operating costs.

2.               Thickening paste disposal of tailings that should result in significant savings in capital with further potential for improvements.

3.               Replacement of the concentrate pipeline with trucking to an existing rail road system that results in significant initial capital cost improvements.

4.               A review of the impact of higher metal prices on mineral reserves which the Company estimates will result in higher mineral reserves and mineable tonnes of ore.

Based on the completed optimization study, Agua Rica is expected to produce approximately 12.5 million tonnes of copper/gold concentrate and 357,750 tonnes of molybdenum concentrate over a 26.5-year mine life. The study now creates the new base case for the project. The Company concluded that this is an exceptional stand alone project offering significant value and currently has further optimization upside options and additional initiatives being evaluated.

Previous estimates of mineral resources and reserves of Agua Rica as reported in the Company’s 2008 annual report were based on a copper price of $1.10 per pound and a gold price of $425 per ounce. With the higher metal prices used in the optimization review, contained metal is expected to increase by at least five percent. An updated mineral reserve estimate will be completed as part of the continued review of the project. A full update to the 2006 feasibility study, which would include the recently completed optimization initiatives, the additional initiatives under review and definitive mineral reserve and production estimates, will be provided as Yamana continues to work toward a formal construction decision for the project.

Salamanca - Gualcamayo

Exploration efforts continued at the Salamanca area located approximately 10 kilometres north of the Gualcamayo mine area. The Company recently completed a core drilling campaign comprised of 17 drill holes for a total of 3,000 metres concentrating on the Salamanca mineralized tensional gash.

The high-grade gold values encountered support the interpretation that the main intercepted structure might continue deeper and maintain the robust gold tenor. Results to date continue to compare favourably to results from the three known mineral deposits at Gualcamayo, which have mineral resource grades of 1.08 g/t gold at QDD, and 2.6 g/t gold at both QDD Lower West and AIM. The sediment hosted mineralization at Salamanca is consistent with the other known mineral deposits at Gualcamayo.

A subsequent 2,000 metre drill program is scheduled to commence in early 2010 and will continue to explore the deeper levels as well as to test the strike continuation of the mineralized dilational bend at Salamanca.

These drilling results continue to confirm the Company’s view that Salamanca represents an important source of further gold ounces for Gualcamayo with the potential to extend the mine life. These results will be used to support a mineral resource estimate in the first half of 2010.

QDD Lower West - Gualcamayo

Continued drilling on the QDD Lower West deposit is expected to increase mineral reserves, particularly in the western extension. Construction of an incline ramp is planned. Advanced metallurgical test work demonstrates the strong presence of free gold which would allow heap leaching through existing facilities. A pre-feasibility study supports additional production of 80,000 to 90,000 gold ounces per year at Gualcamayo. A feasibility study is expected in the second half of 2010 to evaluate the possibility of accelerating production.

CHILE

El Peñón

Exploration efforts in 2009 were principally focused on replacing ounces at El Peñón and focusing on new areas of mineralization for exploration. With that objective completed, 2010 exploration will focus on extending the known deposits, infill drilling to upgrade certain inferred mineral resources to the indicated resource category and a broader regional exploration program. The 2010 exploration program is to include 69,500 metres of exploration drilling and 24,550 metres of infill drilling with a budget of US$18.4 million, US$5.8 million higher than the original budgeted amount for 2009.

Recent exploration efforts have led to the discovery of Pampa Augusta Victoria, a high grade gold and silver vein system. Pampa Augusta Victoria is a vein system of structurally controlled low sulphidation quartz, stockworks and hydrothermal breccias that are positioned within acidic volcanic rocks. These rocks are exposed in a structurally controlled window that is approximately 400 km2 in surface area. Comparable to El Peñón, the gold mineralization is surrounded by silver mineralization with grades greater than 30 g/t silver.

The Company has completed 21 reverse circulation drill holes totaling 6,368 metres to date. The main structure has been traced along strike for approximately 270 metres and down dip to approximately 200 metres and is open in all directions.

The discovery of Pampa Augusta Victoria supports the Company’s view that there is significant unrealized value at El Peñón and potential remains to further increase production and extend the mine life. With only approximately 35 percent of the surrounding area explored to date, El Peñón has exceptional exploration upside and the Company expects new discoveries of this nature consistent with previous high grade vein discoveries which now include Pampa Augusta Victoria.

Minera Florida

In 2009, two new zones of mineralization were discovered, Centenario and Polvorin.

At Centenario, 49 diamond drill holes totaling 7,594 metres were completed and outlined mineralization along a strike length of 250 metres and a dip length of 100 metres. The mineralization consists of quartz veins, veinlets and stockworks in andesite flows with widths varying from 0.25 to 8 metres but averaging between 1 and 3 metres.

At Polvorin, 43 diamond drill holes totaling 8,090 metres have outlined mineralization along 400 metres of strike length and up to 200 metres of dip length with an average width of approximately 2.0 metres. The mineralization is typified by zones of hydrothermal breccia with zones of massive quartz veins. Sulphide mineralization consists of disseminations of pyrite, sphalerite and magnetite with traces of galena.

The exploration program for Minera Florida in 2010 includes 12,900 metres of exploration drilling for near mine targets and 18,000 metres of infill drilling to re-categorize inferred mineral resources to the indicated category. Multiple veins are to be explored with two new regional targets. Exploration also continues in the areas surrounding Minera Florida with the objective to identify new ounces.

MEXICO

Mercedes

In July 2009 Yamana made a decision for the development and construction of the Mercedes gold-silver project based on positive project economics from  the pré-feasibility study completed earlier in the year and additional drilling results which added further certainty to the extension of the initial mine life. In addition, since earlier this year, Mercedes has been further advanced with the construction of a development ramp. The ramp has accelerated development of the Mercedes vein and confirmed continuity in the grade over approximately 600 metres of length, plus approximately 300 metres in two cross-cuts and vein levels.  The Project is expected to produce over 110,000 gold equivalent ounces for an initial mine life of 6 years.

Development work continued to progress at Mercedes. Permitting is now currently underway and targeted to be complete mid-2010 facilitating the start-up of construction expected to be completed by mid 2012. Basic engineering and advanced mine development has been completed and exploration results continue to confirm Mercedes’ high geological potential. Work on the development ramp is progressing to confirm grade continuity and the potential to convert mineral resources to mineral reserves.

21.          RISKS AND UNCERTAINTIES

Exploration, development and mining of precious metals involve numerous inherent risks as a result of the economic conditions in the various geographical areas of operation. As such, the Company is subject to several financial, operational and political risks that could have a significant impact on its profitability and levels of operating cash flows. Although the Company assesses and minimizes these risks by applying high operating standards, including careful management and planning of its facilities, hiring qualified personnel and developing their skills through training and development programs these risks cannot be eliminated. Such risks include changes in local laws governing the mining industry, a decline in metal prices (such as gold, silver and copper), the activity in the mining sector, uncertainties inherent in estimating mineral reserves and mineral resources and fluctuations in local currency against the United States Dollar.

Readers are encouraged to read and consider the risk factors more particularly described in the Company’s Annual Information Form for the year ended December 31, 2009. Such risk factors could materially affect the future operating results of the Company and could cause actual events to differ materially from those described in forward-looking statements relating to the Company.

Operating and Political Risks

The Company holds mining and exploration properties in Brazil, Argentina, Chile, Mexico and Colombia exposing it to the laws governing the mining industry in those countries. The governments in those countries are currently supportive of the mining industry but changes in government regulations including taxation, the repatriation of profits, restrictions on production, export controls, environmental and ecological compliance, expropriation of property, shifts in the political stability of the country and labour unrest could adversely affect the Company and its exploration and production initiatives in these countries.

To mitigate land title risks, the Company makes no commitments and does not undertake exploration without first determining that necessary property rights are in good standing. However, despite the Company’s best efforts, land title may still be affected by undetected defects.

Currency Risks

Conducting exploration and production in Latin America also exposes the Company to the risk of currency fluctuations. A significant portion of the Company’s expenditures are denominated in Brazilian Reais, Argentine Pesos, Chilean Pesos and to a lesser extent Canadian Dollars, Mexican Pesos and Honduran Lempiras.  Revenues are earned in United States Dollars. A strengthened local currency could adversely affect the Company’s costs denominated in United States Dollars. Historically, the Real has been highly volatile relative to other currencies and can fluctuate significantly against the United States Dollar over short-term periods. Refer to Note 26 to the consolidated financial statements for an additional discussion on currency risks.

The Company has entered into several currency hedges to mitigate against fluctuations in the Real vis-à-vis the United States Dollar as further discussed in Section “Derivatives”.

Commodity Risks

The mining industry is intensely competitive and is highly dependent on commodity prices. The profitability of the Company is directly related to the market price of gold, silver and copper.  A decline in the price of gold, copper or silver could negatively impact the Company’s operations. Refer to Note 26 to the consolidated financial statements for an additional discussion on commodity risks.

In addition to the direct impact of changes in copper prices on revenues, net earnings are also affected by unrealized accounting gains or losses on the mark-to-market of copper derivative contracts that do not qualify for hedge accounting but provide an economic hedge (refer to Section “Derivatives” for details).

The Company has entered into several currency hedges to mitigate against fluctuations in the price of copper as further discussed in Section “Derivatives”. The Company has not hedged any of its gold.

Interest Rate Risks

The Company is exposed to interest rate risk on its variable rate debt.  As at December 31, 2009, the Company has a total of $231.6 million in interest rate swap agreements to convert floating rate financing to fixed rate financing effective until 2012. These contracts fix the rate of interest on the Company’s long-term debt at 4.36%. The effective portion of changes in the fair value of the interest rate swaps has been recorded in OCI until the forecast interest expense impacts earnings. The ineffective portion of changes in the fair value of the interest rate swaps have been recorded in current earnings. At December 31, 2009, the Company’s long-term debt was at fixed rates, hence there is no market risk arising from fluctuations in floating interest rate.

Credit Risks

Credit risk is the risk that a third party might fail to fulfill its performance obligations under the terms of a financial instrument. For cash, cash equivalents and accounts receivable, credit risk is represented by the carrying amount on the balance sheet. For long-term investments credit risk represents the par value of the instruments. For derivatives, the Company assumes no credit risk when the fair value of the instruments is negative. When the fair value of the instruments is positive, this is a reasonable measure of credit risk. The Company limits credit risk by entering into business arrangements with high credit-quality counterparties, limiting the amount of exposure to each counterparty and monitoring the financial condition of counterparties.

Liquidity Risks

Liquidity risk is the risk that a financial instrument cannot be eliminated quickly, by either liquidating it or by establishing an off-setting position. Under the terms of our trading agreements, counterparties cannot require the Company to immediately settle outstanding derivatives except upon the occurrence of customary events of default. The Company mitigates liquidity risk by spreading the maturity dates of derivatives over time, managing its capital expenditures and operation cash flows, and by maintaining adequate lines of credit.

Environmental Risks

The Company’s mining and processing operations and exploration activities in Brazil, Chile, Argentina, Mexico and Columbia are subject to various laws and regulations governing the protection of the environment, exploration, development, production, exports, taxes, labour standards, occupational health, waste disposal, toxic substances, mine safety, and other matters. Permits from various governmental authorities are necessary in order to engage in mining operations in all jurisdictions in which the Company operates. Such permits relate to many aspects of mining operations, including maintenance of air, water and soil quality standards. In most jurisdictions, the requisite permits cannot be obtained prior to completion of an environmental impact statement and, in some cases, public consultation. Further, the Company may be required to submit for government approval a reclamation plan, to post financial assurance for the reclamation costs of the mine site, and to pay for the reclamation of the mine site upon the completion of mining activities. The Company mitigates this risk by performing certain reclamation activities concurrent with production.

Mining, like many other extractive natural resource industries, is subject to potential risks and liabilities concerning the environmental effects associated with mineral exploration and production. Environmental liability may result from mining activities conducted by others prior to the Company’s ownership of a property. To the extent Yamana is subject to uninsured environmental liabilities, the payment of such liabilities would reduce funds otherwise available for business activities and could have a material adverse effect on the Company. Should the Company be unable to fully fund the cost of remedying an environmental problem, the Company might be required to suspend operations or enter into interim compliance measures pending completion of the required remedy, which could have a material adverse effect. The Company mitigates the likelihood and potential severity of these environmental risks it encounters in its day-to-day operations through the application of high operating standards.

Energy Risks

The Company consumes energy in mining activities, primarily in the form of diesel fuel, electricity and natural gas. As many of the Company’s mines are in remote locations and energy is generally a limited resource, the Company faces the risk that there may not be sufficient energy available to carry out mining activities efficiently or that certain sources of energy may not be available. The Company manages this risk by means of long-term electricity agreements with local power authorities and inventory control process on consumables including fuel. Many of the mines have on-site generator sets as back-up to mitigate the anticipated and unanticipated interruptions from the energy providers.

22.   CRITICAL ACCOUNTING POLICIES AND ESTIMATES

In preparing financial statements in accordance with Canadian GAAP, management is required to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses for the period end. Critical accounting estimates represent estimates that are uncertain and for which changes in those estimates could materially impact on the Company’s consolidated financial statements. Management reviews its estimates and assumptions on an ongoing basis using the most current information available. Users are cautioned that under current economic conditions, the Company may require the use of additional estimates and certain estimates are subject to a greater degree of uncertainty as a result. The following accounting estimates are among the most critical:

REVENUE RECOGNITION

Revenue from the sale of gold or other metals is recognized when all significant risks and rewards of ownership pass to the purchaser including delivery of the product, there is a fixed or determinable selling price and collectability is reasonably assured. Settlement adjustments, if any, are reflected in revenue when the amounts are finally settled.

Sales revenue is recognized at the fair value of consideration received. Revenue includes treatment and refining charges if payment of these amounts can be enforced at the time of sale. Gold and silver revenue is recorded at the time of physical delivery and transfer of title. Sale prices are fixed at the delivery date based on the terms of the contract or at spot prices. Incidental revenues from the sale of by-products (zinc) are classified with cost of sales. Concentrate revenue for independent smelters are set at a specified future date after shipment based on market prices. Revenues are recorded at the time the rights and rewards of ownership pass to the buyer using forward market prices on the expected date that final sales prices will be fixed. Variations between the prices set under the smelting contracts are caused by changes in market prices and result in an embedded derivative in the accounts receivable. The embedded derivative is recorded at fair value each period until final settlement occurs, with changes in the fair value classified in revenue. In a period of unusual price volatility, as experienced under current economic conditions, the effect of mark-to-market price adjustments related to the quantity of metal which remains to be settled with independent smelters could be significant.

For changes in metal quantities upon receipt of new information and assay, the provisional sales quantities are adjusted as well.

ASSET RETIREMENT OBLIGATIONS

Asset retirement obligations are accrued at their fair value. Fair value is determined as the discounted future cash expenditures. Asset retirement obligations and other environmental liabilities are based on management judgments and estimated engineering costs, taking into account the anticipated method and extent of remediation consistent with legal requirements, current technology and the possible use of the location. Since these estimates are specific to the locations involved, there are many individual assumptions underlying the Company’s total asset retirement obligations and provision for other environmental liabilities. The asset retirement obligations are calculated as the net present value of estimated future cash flows which total $213.6 million discounted using a credit adjusted risk-free rate of 5%. The settlement of the obligations will occur through to 2032. Reclamation and closure costs of the mines and projects are incurred in Brazilian Reais, Chilean Pesos, Argentine Pesos and United States Dollars and are thus subject to translation gains and losses from one reporting period to the next in accordance with the Company’s accounting policy for foreign currency translation of monetary items. While these individual assumptions can be subject to change, none are individually significant to the Company’s reported financial results. Asset retirement obligations are amortized over the life of each mine on a unit-of-production basis. Readers are encouraged to refer to Note 13 of the consolidated financial statements for additional information.

INVENTORIES

Finished goods, work-in-process, heap leach ore and stockpile ore are valued at the lower of the average production costs or net realizable value. The assumptions used in the valuation of work-in process inventories include estimates of gold contained in the ore stacked on leach pads, assumptions of the amount of gold stacked that is expected to be recovered from the leach pads, the amount of gold in these mill circuits and an assumption of the gold price expected to be realized when the gold is recovered. If these estimates or assumptions prove to be inaccurate, the Company could be required to write-down the recorded value of its work-in-process inventories, which would reduce the Company’s earnings and working capital.

DEPLETION AND IMPAIRMENT OF MINERAL PROPERTIES

Mining interests are the most significant assets of the Company and represent capitalized expenditures related to the development of mining properties and related plant and equipment and the value assigned to exploration potential on acquisition. Capitalized costs are depreciated and depleted using either a unit-of-production method over the estimated economic life of the mine which they relate to, or using the straight-line method over their estimated useful lives.

The costs associated with mining properties are separately allocated to exploration potential, reserves and resources and include acquired interests in production, development and exploration-stage properties representing the fair value at the time they were acquired. The values of such mineral properties are primarily driven by the nature and amount of material interests believed to be contained or potentially contained, in properties to which they relate.

The Company reviews and evaluates its mining interests for impairment at least annually or when events or changes in circumstances indicate that the related carrying amounts may not be recoverable. An impairment is considered to exist if the total estimated future undiscounted cash flows are less than the carrying amount of the assets. An impairment loss is measured and recorded based on discounted estimated future cash flows. Future cash flows are estimated based on expected future production, commodity prices, operating costs and capital costs. The annual impairment test included a long-term gold price of $950 per ounce, a long-term copper price of $2.50 per pound. Upon completion of this test, there were no impairments.

There are numerous uncertainties inherent in estimating mineral reserves and mineral resources. Differences between management’s assumptions and market conditions could have a material effect in the future on the Company’s financial position and results of operation.

GOODWILL

The Company evaluates, on at least an annual basis, the carrying amount of goodwill to determine whether current events and circumstances indicate that such carrying amount may no longer be recoverable. To accomplish this, the Company compares the fair value of the reporting unit to its carrying amounts. If the carrying value of the reporting unit exceeds its fair value, the Company compares the implied fair value of the reporting unit’s goodwill to its carrying amount, and any excess of the carrying value over the fair value is charged to operations. Assumptions underlying fair value estimates are subject to significant risks and uncertainties.

For goodwill impairment testing purposes, the Company estimates the fair value of a gold property using a discounted cash flow valuation based on projected future cash flows. The determination of fair value is highly subjective and requires numerous assumptions including, but not limited to, projected future revenues based on estimated production, long-term metal prices, operating expenses, capital expenditures, inflation index, exchange and discount rates.

The Company’s goodwill relates exclusively to the acquisition of the Jacobina mine. The annual goodwill impairment test included a long-term gold price of $950 per ounce, a nominal discount rate of 8.9% and an average future inflation index of 2.0%. Upon completion of this test, there was no impairment to goodwill.

MINERAL RESERVE ESTIMATES

The figures for reserves and resources are determined in accordance with National Instrument 43-101, “Standards of Disclosure for Mineral Projects”, issued by the Canadian Securities Administrators. There are numerous uncertainties inherent in estimating mineral reserves and mineral resources, including many factors beyond the Company’s control. Such estimation is a subjective process, and the accuracy of any reserve or resource estimate is a function of the quantity and quality of available data and of the assumptions made and judgments used in engineering and geological interpretation.

As at December 31, 2009, mineral reserve estimates were based on a gold price of $825 per ounce (except for Fazenda Brasileiro based on $776 per ounce, C1 Santa Luz based on $750 per ounce and Agua Rica based on $425 per ounce and $1.10 per pound for copper), a silver price of $14.00 per ounce and a copper price of $2.25 per pound.

Differences between management’s assumptions including economic assumptions such as metal prices and market conditions could have a material effect in the future on the Company’s financial position and results of operation.

INCOME TAXES

Future income tax assets and liabilities are determined based on the temporary differences between financial reporting and tax bases of assets and liabilities, as well as the benefit of losses available to be carried forward to future years for income tax purposes. Future income tax assets and liabilities are measured using substantively enacted tax rates and laws that will be in effect when the differences are expected to reverse. Future income tax assets are recorded on the financial statements if realization is considered more likely than not.

Long-term income tax liabilities are recorded on the profits earned in Chile that the Company expects to repatriate to its foreign shareholders.

LONG-TERM INVESTMENTS

Long-term investments held by the Company include Master Asset Vehicle II notes (“MAV II”) and Auction Rate Securities (“ARS”). Due to the absence of properly functioning markets for these assets, the Company has estimated the fair value of these investments considering the best available public information regarding market conditions and other factors that a market participant would consider for such investments.

The Company’s valuation of the MAV II investment assumed that the repayment, discounted at a risk-free rate plus a 10% credit spread, would occur in 8 years resulting in an impairment of 50% of face value. The Company’s valuation of the ARS investments assumed that repayment, discounted at a risk-free rate plus a 20% credit spread, would occur in 20 years which resulted in an impairment of 90% of face value.

ASSETS UNDER CONSTRUCTION

Assets under construction consist of expenditures for the construction of future mines and include pre-production revenues and expenses prior to achieving commercial production. Commercial production is a convention for determining the point in which a mine and plant has completed the operational commissioning and has operational results that are at a sustainable commercial level over a period of time, after which production costs are no longer capitalized and are reported as operating costs. The determination of when commercial production commences is based on a several qualitative and quantitative factors including but not limited to the following:

•                  A significant portion of planned capacity including production levels, grades and recovery rates is achieved

•                  Achievement of mechanical completion and operating effectiveness

•                  Significant milestones such as obtaining necessary permits to allow continuous operations

CHANGE IN ACCOUNTING POLICIES

During 2009, the Company adopted, in accordance with the respective transitional provisions, the following new accounting standards that were issued by the Canadian Institute of Chartered Accountants (“CICA”):

(i)            Goodwill and Intangible Assets

On January 1, 2009, the Company adopted, in accordance with the respective transitional provisions, the new Section 3064 “Goodwill and Intangible Assets” issued by the Canadian Institute of Chartered Accountants (“CICA”) in February 2008. The section clarifies the recognition and measurement criteria of goodwill and intangible assets, in particular, for those that are generated internally. On adoption of Section 3064, Emerging Issues Committee Abstract 27 “Revenues and Expenditures during the Pre-operating period” no longer applies to the Company. The implementation of this standard did not have a material impact on the Company’s interim consolidated financial statements.

(ii)        Credit Risk and the Fair Value of Financial Assets and Financial Liabilities

In January 2009, the CICA issued Emerging Issues Committee (“EIC”) Abstract 173 “Credit Risk and the Fair Value of Financial Assets and Financial Liabilities” (“EIC-173”). EIC-173 provides guidance on how to take into account credit risk of an entity and counterparty when determining the fair value of financial assets and financial liabilities, including derivative instruments. EIC-173 is applicable for the Company’s interim and annual consolidated financial statements for its fiscal year ending December 31, 2009, with retroactive application. The adoption of EIC-173 did not result in a material impact on the Company’s interim consolidated financial statements.

(iii)    Mining Exploration Costs

In March 2009, the CICA issued EIC Abstract 174 “Mining Exploration Costs” (“EIC-174”) which supersedes EIC Abstract 126 - Accounting by Mining Enterprises for Exploration Costs, to provide additional guidance for mining exploration enterprises on the accounting for capitalization of exploration costs and when an impairment test of these costs is required. EIC-174 is applicable for the Company’s interim and annual consolidated financial statements for its fiscal year ending December 31, 2009, with retroactive application. The adoption of EIC-174 did not result in a material impact on the Company’s interim consolidated financial statements.

(iv)     Financial Instruments — Recognition and Measurement

In August 2009, the CICA issued amendments to Section 3855 “Financial Instruments — Recognition and Measurement”.  The application of this amendment is to annual financial statements beginning on or after November 1, 2008.  Changes include:

•                  Reclassification of financial assets out of assets held for trading and assets held for sale categories into the loans and receivables category is permitted under certain circumstances;

•                  The definition of loans and receivables category has been updated so that debt securities that are not quoted in an active market are permitted to be classified in the loans and receivables category. Impairment of loans and receivables is calculated using the incurred credit loss model of Section 3025 “Impaired Loans”. Loans and receivables that an entity plans to sell in the near term must be classified as held for trading, and loans or receivables for which the holder may not recover substantially all of its initial investment, other than because of credit deterioration, must be classified as available for sale; and

•                  Impairment losses relating to available for sale debt instruments must be reversed if the fair value of the instrument increases due to an event occurring after the loss was recognized.

The implementation of this standard did not have a material impact on the Company’s consolidated financial statements.

(v)         Financial Instruments — Disclosures

In June 2009, the CICA issued amendments to Section 3862 “Financial Instruments — Disclosures”.  The amendment is to be applied to annual financial statements with fiscal years ending after September 30, 2009.

Financial instruments recognized at fair value on the consolidated balance sheet must be classified in fair value hierarchy levels as follows:

•                  Level 1 — valuation based on quoted prices (unadjusted) in active markets for identical assets or liabilities;

•                  Level 2 — valuation techniques based on inputs that are other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (prices) or indirectly (derived from prices); and

•                  Level 3 — valuation techniques with unobservable market inputs (involves assumptions and estimates by management of how market participants would price the assets or liabilities).

The impact of this amendment resulted in additional disclosures included in Note 26 of the consolidated financial statements

23.   INTERNATIONAL FINANCIAL REPORTING STANDARD (IFRS) CHANGEOVER PLAN

The Company continues to monitor the deliberations and progress on plans to converge to International Financial Reporting Standards (“IFRS”) by accounting standard setting bodies and securities regulators in Canada, Brazil, Chile, Argentina, the United States and other countries, where the Company has operating and other interests.

Differences between Canadian GAAP and IFRS will impact the Company’s accounting activities at varying degrees some of which are dependent on policy-choice decisions. The Company’s main objective in the selection of IFRS policies and transition elections is to become IFRS compliant while ensuring it provides meaningful and transparent information to stakeholders.

The major differences between the current accounting policies of the Company and those the Company is required or expects to apply in preparing IFRS financial statements include:

•                  Asset retirement obligations

Differences related to decommissioning, restoration and similar liabilities that are being assessed include the recognition of provisions which introduces the concept of legal and constructive obligations when probable (‘more likely than not’ or greater than 50%) and the measurement requirements for discounting using a pre-tax discount rate that reflect current market assessments of the time value of money and the risk specific to the liability.

•                  Income taxes

The Company expects differences to include items in the areas of inter-company transactions, and business combinations.

•                  Share-based compensation

The Company recognizes share-based compensation as a single pool with a fair value based on a specified vesting period. Under IFRS, the Company will treat each installment as a separate arrangement with its own distinct fair value measurement. Compensation cost for each tranche will be recognized over its own distinct vesting period.

•                  Property, plant and equipment (PPE)

Key differences with respect to PPE include component accounting which must be more rigorously applied to physical and non-physical components, the mandatory capitalization of interest costs and requirements for annual review of estimates of useful life, residual value and depreciation method. The Company has chosen the valuation method of historical cost accounting.

•                  Impairment of assets

Under IFRS, it is required to assess at the end of each reporting period whether there is any indication that an asset may be impaired. An impairment test includes only the use of discounted cash flows, when a cash flow model is used, to calculate the asset’s recoverable amount and compared it with the carrying amount. IFRS also allows the reversal of impairments for long-lived assets if conditions that gave rise to those impairments no longer exist. It is expected that there will be increased volatility in impairment recognition due to increase in frequency of assessment and possibility of reversal of impairments.

•                  Provisions, Contingent Liabilities and Contingent Assets

Differences that are being assessed include the recognition of provisions which introduces the concept of legal and constructive obligations when probable (‘more likely than not’ or greater than 50%) and the requirements for discounting when material.

A project steering committee was established at the inception of the project and is providing the overall guidance to the conversion project. The audit committee of the Company is kept informed of management’s decisions on accounting policy choices under IFRS, project status and significant IFRS developments. During the twelve months of 2009, the Company completed a detailed work plan for the design and implementation phases of the project. The project is progressing according to plan, is on budget and there has been no significant change to the plan.

Some of the key activities that have commenced and will continue in early 2010 include the preparation of IFRS opening balance sheet for January 1, 2010 and draft financial statements, training and communication programs, internal control risk assessment process and consultation with the operating units. In addition, the IFRS project team will continue to liaise with IT system teams to ensure alignment with other IT project developments.

Continuous monitoring of current IFRS developments is also an imperative consideration in the design and implementation phase as multiple changes are expected to come into effect as the Company transitions to IFRS.

24.          RECENT ACCOUNTING PRONOUNCEMENTS

Recently issued Canadian and United States accounting pronouncements are outlined below.

Canadian GAAP

a)                         In January 2009, the CICA issued Section 1582 “Business Combinations”, Section 1601 “Consolidated Financial Statements” and Section 1602 “Non-Controlling Interests” to replace Section 1581 and Section 1600. These sections shall be applied prospectively to business combinations on or after the effective date of January 1, 2011 with earlier application permitted. These standards establish updated principles on the recognition, measurement criteria and presentation for acquisitions, the accounting for assets and liabilities assumed and non-controlling interests.  The implementation of these standards is currently not expected to have a material impact on the Company’s consolidated financial statements.

b)                         In December 2009, the CICA issued EIC Abstract 175 “Multiple Deliverable Revenue Arrangements” (“EIC-175”) requiring a vendor to allocate arrangement consideration at the inception of an arrangement to all deliverables using the relative selling price method. It also changes the level of evidence of the standalone selling price required to separate deliverables when more objective evidence of the selling price is not available. Given the requirement to use the relative selling price method of allocating arrangement consideration, it prohibits the use of the residual method. EIC-175 may be applied prospectively and should be applied to revenue arrangements with multiple deliverables entered into or materially modified in the first annual fiscal period beginning on or after January 1, 2011 with early adoption permitted. The implementation of this standard is not expected to have a material impact on the Company’s consolidated financial statements.

c)                          Canadian public companies will be required to prepare their financial statements in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board, for financial years beginning on or after January 1, 2011 (“Changeover Date”).  Effective January 1, 2011, the Company will adopt IFRS as the basis for preparing its consolidated financial statements.  The Company will issue its financial results for the quarter ended March 31, 2011 prepared on an IFRS basis and provide comparative data on an IFRS basis as required.  Refer to Section 23 for additional information.

United States GAAP

a)                         In June 2009, FASB issued Statement No. 168, The FASB Accounting Standards Codification™ and the Hierarchy of Generally Accepted Accounting Principles a replacement of FASB Statement 162.  This statement is now known as ASC 105. The FASB Accounting Standards Codification TM (Codification) is the source of authoritative U.S. generally accepted accounting principles (GAAP) recognized by the FASB to be applied by nongovernmental entities. Rules and interpretive releases of the Securities and Exchange Commission (SEC) under authority of federal securities laws are also sources of authoritative GAAP for SEC registrants. The Codification superseded all then-existing non-SEC accounting and reporting standards. All other non-grandfathered non-SEC accounting literature not included in the Codification will become non-authoritative. This Statement is effective for financial statements issued for interim and annual periods ending after September 15, 2009.

b)                         In June 2009, FASB issued Statement No. 166, Accounting of Transfers of Financial Assets an amendment of FASB No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities.  This statement is now known as ASC 860. This Statement improves the relevance, representational faithfulness, and comparability of the information that a reporting entity provides in its financial statements about a transfer of financial assets; the effects of a transfer on its financial position, financial performance, and cash flows; and a transferor’s continuing involvement, if any, in transferred financial assets. The Board undertook this project to address (1) practices that have developed since the issuance of FASB Statement No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, that are not consistent with the original intent and key requirements of that Statement and (2) concerns of financial statement users that many of the financial assets (and related obligations) that have been derecognized should continue to be reported in the financial statements of transferors.  This Statement must be applied as of the beginning of each reporting entity’s first annual reporting period that begins after November 15, 2009, for interim periods within that first annual reporting period and for interim and annual reporting periods thereafter. Earlier application is prohibited.  The Company is assessing the impact of the new standard.

c)                          In June 2009, FASB issued Statement No. 167, Amendment to FASB Interpretation No.46(R).  This statement is now known as ASC 810. This Statement improves financial reporting by enterprises involved with variable interest entities. The Board undertook this project to address (1) the effects on certain provisions of FASB Interpretation No. 46 (revised December 2003), Consolidation of Variable Interest Entities, as a result of the elimination of the qualifying special-purpose entity concept in FASB Statement No. 166, Accounting for Transfers of Financial Assets, and (2) constituent concerns about the application of certain key provisions of Interpretation 46(R), including those in which the accounting and disclosures under the Interpretation do not always provide timely and useful information about an enterprise’s involvement in a variable interest entity.  This Statement shall be effective as of the beginning of each reporting entity’s first annual reporting period that begins after November 15, 2009, for interim periods within that first annual reporting period, and for interim and annual reporting periods thereafter. Earlier application is prohibited.  The Company is assessing the impact of the new standard.

25.          DISCLOSURE CONTROLS AND PROCEDURES

Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management, including the Company’s Chairman and Chief Executive Officer and Executive Vice President, Finance and Chief Financial Officer, on a timely basis so that appropriate decisions can be made regarding public disclosure. The Company’s system of disclosure controls and procedures includes, but is not limited to, our Timely Disclosure and Confidentiality Policy, our Code of Business Conduct and Ethics, our Insider Trading Policy and Share Dealing Code, our Whistleblower Policy, our Fraud Policy, the effective functioning of our Audit Committee and procedures in place to systematically identify matters warranting consideration of disclosure by the Audit Committee.

As at the end of the period covered by this Management’s Discussion and Analysis, management of the Company, with the participation of the Chairman and Chief Executive Officer and the Executive Vice President, Finance and Chief Financial Officer, evaluated the effectiveness of the Company’s disclosure controls and procedures as required by applicable rules of the SEC and the Canadian Securities Administrators (or Canadian securities regulatory authorities). The evaluation included documentation review, enquiries and other procedures considered by management to be appropriate in the circumstances. Based on that evaluation, the Chairman and Chief Executive Officer and the Executive Vice President, Finance and Chief Financial Officer have concluded that, as of the end of the period covered by this management’s discussion and analysis, the disclosure controls and procedures (as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934) were effective to provide reasonable assurance that information required to be disclosed in the Company’s annual filings and interim filings and other reports filed or submitted under applicable securities laws, is recorded, processed, summarized and reported within time periods specified by those laws and that material information is accumulated and communicated to management of the Company, including the Chairman and Chief Executive Officer and the Executive Vice President, Finance and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management of the Company is responsible for establishing and maintaining effective internal control over financial reporting as such term is defined in the rules of the United States Securities and Exchange Commission and the Canadian Securities Administrators. The Company’s internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of the Company’s financial reporting for external purposes in accordance with accounting principles generally accepted in Canada and the United States of America for external purposes.  The Company’s internal control over financial reporting includes:

•                  maintaining records that in reasonable detail accurately and fairly reflect our transactions and dispositions of the assets of the Company;

•                  providing reasonable assurance that transactions are recorded as necessary for preparation of our financial statements in accordance with generally accepted accounting principles;

•                  providing reasonable assurance that receipts and expenditures are made in accordance with authorizations of management and the directors of the Company; and

•                  providing reasonable assurance that unauthorized acquisition, use or disposition of  company assets that could have a material effect on the Company’s financial statements would be prevented or detected on a timely basis.

The Company’s internal control over financial reporting may not prevent or detect all misstatements because of inherent limitations.  Additionally, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because changes in conditions or deterioration in the degree of compliance with the Company’s policies and procedures.

Management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2009 based on the criteria set forth in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, management has determined that, as of December 31, 2009, the Company’s internal control over financial reporting is effective and no material weaknesses were identified.  The Company has certified the above in its annual filings with both the U.S. Securities and Exchange Commission on Form 40-F as required by the United States Sarbanes-Oxley Act and with Canadian securities regulatory authorities.

Deloitte and Touche LLP, the Company’s Independent Registered Chartered Accountants, have audited the consolidated financial statements of the Company for the year ended December 31, 2009, and have also issued a report on the internal controls over financial reporting under Auditing Standard No. 5 of the Public Company Accounting Oversight Board (United States).

CHANGES IN INTERNAL CONTROLS

During the year ended December 31, 2009, there has been no change in the Company’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

LIMITATIONS OF CONTROLS AND PROCEDURES

The Company’s management, including the Chairman and Chief Executive Officer and the Executive Vice President, Finance and Chief Financial Officer, believe that any disclosure controls and procedures or internal controls over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any systems of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.

This report provides a discussion and analysis of the financial condition and results of operations (“Management’s Discussion and Analysis”) to enable a reader to assess material changes in financial condition between December 31, 2009 and December 31, 2008 and results of operations for the period ended December 31, 2009, December 31, 2008 and December 31, 2007.

This Management’s Discussion and Analysis has been prepared as of March 3rd, 2010. The audited consolidated financial statements prepared in accordance with Canadian Generally Accepted Accounting Principles (“Canadian GAAP”) follow this Management’s Discussion and Analysis. This Management’s Discussion and Analysis is intended to supplement and complement the audited consolidated financial statements and notes thereto as at and for the year ended December 31, 2009 (collectively the “Financial Statements”). You are encouraged to review the Financial Statements in conjunction with your review of this Management’s Discussion and Analysis. This Management’s Discussion and Analysis should be read in conjunction with both the annual audited consolidated financial statements for the year ended December 31, 2009 and the most recent Annual Information Form for the year ended December 31, 2009 on file with the Securities Commissions of all of the provinces in Canada and the 2009 Annual Report on Form 40-F on file with the United States Securities and Exchange Commission. Certain notes to the Financial Statements are specifically referred to in this Management’s Discussion and Analysis and such notes are incorporated by reference herein. All Dollar amounts in the Management’s Discussion and Analysis are in United States Dollars, unless otherwise specified.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Management’s Discussion and Analysis contains or incorporates by reference “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” under applicable Canadian securities legislation. Except for statements of historical fact relating to the Company, information contained herein constitutes forward-looking statements, including any information as to the Company’s strategy, plans or future financial or operating performance. Forward-looking statements are characterized by words such as “plan,” “expect”, “budget”, “target”, “project”, “intend”, “believe”, “anticipate”, “estimate” and other similar words, or statements that certain events or conditions “may” or “will” occur. Forward-looking statements are based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made, and are inherently subject to a variety of risks and uncertainties and other known and unknown factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. These factors include, but are not limited to, the impact of general business and economic conditions, global liquidity and credit availability on the timing of cash flows and the values of assets and liabilities based on projected future conditions, fluctuating metal prices (such as gold, copper, silver and zinc), currency exchange rates (such as the Brazilian Real and the Chilean Peso versus the United States Dollar), possible variations in ore grade or recovery rates, changes in the Company’s hedging program, changes in accounting policies, changes in the Company’s corporate resources, changes in project parameters as plans continue to be refined, changes in project development and production time frames, risk related to joint venture operations, the possibility of project cost overruns or unanticipated costs and expenses, higher prices for fuel, steel, power, labour and other consumables contributing to higher costs and general risks of the mining industry, failure of plant, equipment or processes to operate as anticipated, unexpected changes in mine life, final pricing for concentrate sales, unanticipated results of future studies, seasonality and unanticipated weather changes, costs and timing of the development of new deposits, success of exploration activities, successful transition to owner-mining, permitting time lines, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims, limitations on insurance coverage and timing and possible outcome of pending litigation and labour disputes, as well as those risk factors discussed or referred to in the Company’s annual Management’s Discussion and Analysis and Annual Information Form for the year ended December 31, 2009 filed with the securities regulatory authorities in all provinces of Canada and available at www.sedar.com, and the Company’s Annual Report on Form 40-F filed with the United States Securities and Exchange Commission. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be anticipated, estimated or intended.  There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. The Company undertakes no obligation to update forward-looking statements if circumstances or management’s estimates, assumptions or opinions should change, except as required by applicable law. The reader is cautioned not to place undue reliance on forward-looking statements. The forward-looking information contained herein is presented for the purpose of assisting investors in understanding the Company’s expected financial and operational performance and results as at and for the periods ended on the dates presented in the Company’s plans and objectives and may not be appropriate for other purposes.

CAUTIONARY NOTE TO UNITED STATES INVESTORS CONCERNING ESTIMATES OF MEASURED, INDICATED AND INFERRED MINERAL RESOURCES

This Management’s Discussion and Analysis uses the terms “Measured”, “Indicated” and “Inferred” Mineral Resources.  United States investors are advised that while such terms are recognized and required by Canadian regulations, the United States Securities and Exchange Commission does not recognize them.  “Inferred Mineral Resources” have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility.  It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category.  Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies.  United States investors are cautioned not to assume that all or any part of Measured or Indicated Mineral Resources will ever be converted into Mineral Reserves.  United States investors are also cautioned not to assume that all or any part of an Inferred Mineral Resource exists, or is economically or legally mineable.

CAUTIONARY NOTE REGARDING MINERAL RESERVES AND MINERAL RESOURCES

Readers should refer to the Annual Information Form of the Company for the year ended December 31, 2009 and other continuous disclosure documents filed by the Company since January 1, 2010 available at www.sedar.com, for further information on mineral reserves and mineral resources, which is subject to the qualifications and notes set forth therein.